# THE SWANK ATLANTA LLC

**(a Delaware limited liability company)**

## Form C

## Disclosures in Reg CF + Reg D (506(c)) Offering

**October 20, 2024**

# TABLE OF CONTENTS

# Form C

# Required Company Disclosures

## Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

## Side by Side Offerings

The Company is engaged in two simultaneous offerings of its securities:

- An offering under §4(a)(6) of the Securities Act of 1933, which we refer to as the "Reg CF Offering"; and
- An offering under 17 CFR §230.506(c), which we refer to as the "Reg D Offering".

We are using the money from the two offerings for the same purposes and we are offering the same security in both offerings. The three primary differences between the offerings are (1) while anyone can invest in the Reg CF Offering, only "accredited investors" can invest in the Reg D Offering; (2) when non-accredited investors invest in the Reg CF offering, the amount they can invest is limited by law; and (3) the company is allowed to raise only $5 million per year in the Reg CF Offering, but an unlimited amount in the Reg D Offering.

For individuals, the term "accredited investor" means a person:

- With individual income of at least $200,000;
- With income of at least $300,000 with a spouse; or
- With a net worth of at least $1 million, not taking into account a personal residence.

When we refer to "the offering" in this Form C we mean the Reg CF Offering, unless indicated otherwise.

## §227.201(a) – Basic Information About the Company

| | |
|---|---|
| **Name of Company** | The Swank Atlanta, LLC |
| **State of Organization** (not necessarily where the Company operates, but the State in which the Company was formed) | Delaware |
| **Date Company Was Formed** (from the Company's Certificate of Incorporation) | May 7, 2021 |
| **Kind of Entity** (Use One) | Limited liability company |
| **Street Address** | 1000 Peachtree Industrial Blvd, #6479, Suwanee, GA 30024 |
| **Website Address** | https://theswankatlanta.com/ |

| | **December 31, 2023** | **December 31, 2022** |
|---|---|---|
| **Total Assets** | $1,493,657 | $1,491,292 |
| **Cash & Equivalents** | $546 | $3,015 |
| **Account Receivable** | $0 | $0 |
| **Short-Term Debt** | $17,025 | $11,233 |
| **Long-Term Debt** | $1,158,226 | $1,037,823 |
| **Revenues/Sales** | $34,800 | $,5800 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | ($123,830) | ($150,671) |

Will the Company use a special purpose vehicle (SPV) in this offering?

YES _______________

NO ______X________

**Company Instructions**

A company may create a separate entity to raise money in an offering, so that investors are investing in the separate entity rather than in the company itself. The result is that the company itself will have only one investor – the SPV – added to its cap table rather than all the individual investors in the offering. An SPV of this kind is subject to special rules and limitations.

## §227.201(b) – Directors and Officers of the Company

**Company Instructions**

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

**Person #1**

| **Name** | Mothusi Phometsi | |
|---|---|---|
| All positions with the Company and How Long for Each Position | **Position:** CEO of the Manager, Strategic Projects Capital LLC | **How Long:** Over 4 years |
| Business Experience During Last Three Years (Brief Description) | CEO of Strategic Projects Capital LLC and Strategic Projects Inc. (all affiliate entities) | |
| Principal Occupation During Last Three Years | CEO of the above-mentioned companies | |
| Has this Person Been Employed by Anyone Else During the Last Three Years? | Yes | |
| If Yes, List the Name of the Other Employer(s) and its (their) Principal Business | **Name:** Walgreens | **Business: Contract** Management |

**Person #2**

| **Name** | Munamato (Muna) Phometsi | |
|---|---|---|
| All positions with the Company and How Long for Each Position | **Position:** President of the Manager, Strategic Projects Capital LLC | **How Long:** Over 4 years |
| Business Experience During Last Three Years (Brief Description) | President of Strategic Projects Capital LLC and Strategic Projects Inc. and founder of Clara Homes LLC (all affiliate entities) | |
| Principal Occupation During Last Three Years | Business manager for the above-mentioned companies | |

| | | |
|---|---|---|
| Has this Person Been Employed by Anyone Else During the Last Three Years? | No | |
| If Yes, List the Name of the Other Employer(s) and its (their) Principal Business | **Name:** N/A | **Business:** N/A |

## §227.201(c) – Each Person Who Owns 20% or More of the Voting Power

**Company Instructions**

This question asks for the name of each person who owns 20% or more of the voting power of the Company. This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

| | |
|---|---|
| **Name** | Mothusi Phometsi |
| **Name** | Munamato (Muna) C. Phometsi |

## §227.201(d) – The Company's Business and Business Plan

See Exhibit A, the Business Plan

**Highlights**

- **Loan secured.** Construction loan term sheet secured in preparation for construction start
- **Shovel ready**. Entitled and ready to build
- **Quick Build.** Anticipated 12 to 18 months construction period
- **Pre-sales.** Planned to begin immediately after construction commencement
- **Walkable + bikeable**. 5-minute walk to the Atlanta Beltline, shopping, dining and at least 3 parks
- **Easy access**. 15-minutes to Atlanta International Airport, considered the world's busiest airport
- **Maximizing light.** Fully open roof terraces
- **Non-standard amenities.** Swim spa option, wet bar, home theater + panoramic views

**About the Change**

## SMALL CHANGE INDEX™

**PEOPLE**

| | |
|---|---|
| Minority-owned | ✓ |
| Woman-owned | ✓ |
| Diverse workforce | ✓ |
| Diverse construction team | ✓ |
| Community benefits agreement | |
| Community equity participation | ✓ |
| Community ownership model | |

**PROJECT**

| | |
|---|---|
| Affordable housing | |
| Infill | ✓ |
| Activates the street | ✓ |
| Reduced parking | ✓ |
| Minimal site impact | |
| Energy Star compliant | ✓ |
| Alternative energy sources | |

**PLACE**

| | |
|---|---|
| In an urban metro area | ✓ |
| Close to a business district | ✓ |
| Serves an under-served population | |
| Walkable + Bikeable | ✓ |
| Access to public transit | ✓ |
| Close to park or public space | ✓ |
| Fresh food easily accessible | ✓ |

**About the Developer**

Mothusi Phometsi is the CEO and Founder of Strategic Projects Capital.[1] He oversees the entity's real estate strategy, operations, investments and contributes to its capital formations.

Mothusi is also the Founder of Strategic Projects Inc., a 100% minority-owned architecture and general construction affiliate firm based in Atlanta Georgia, and with operations in Massachusetts.[2] He is a professional architect with registration in multiple states, a licensed general contractor qualifying agent in Georgia, and an unrestricted construction supervisor in Massachusetts.

With over two decades of architecture experience, Mothusi has planned, designed and managed delivery of diverse construction projects that include residential, multi-family, healthcare, retail, office, assembly, recreation and industrial facilities over the years. He has led architectural teams, major consulting engineering firms and other allied consultants in serving clients along the East Coast to include work in the states of Florida, Georgia, North Carolina, New York and Massachusetts.

Mothusi holds a Master of Science in Building Construction and Facility Management from Georgia Institute of Technology, a Master of Business Administration from Kennesaw State University, and a Bachelor of Architecture from Wentworth Institute of Technology. He is a member of the American Institute of Architects.

Munamato (aka Muna) Phometsi is President of Strategic Projects Capital. In this capacity, Muna leads the company's general business management and assists with oversight of affiliated investment vehicles. She has played a critical role in the formation of the company's financial and operational structure. Her

[1] strategicprojectscapital.com/

[2] https://strategicprj.com/

goal is to grow and promote a passive investment network that provides wealth-building opportunities to all people who qualify.

Prior to co-founding the Strategic Projects family of businesses, Muna held managerial positions at Fortune 500 companies including Kaiser Permanente and CVS Health Corporation. She holds a Master of Business Administration degree from Mercer University and a Bachelor of Pharmacy from Massachusetts College of Pharmacy. She also holds advanced certificates in Real Estate Finance and Real Estate Development Process from NAIOP. Muna is a realtor, a member of the Association of Fund-Raising Professionals (AFP), and a member of the National Association of Residential Property Managers (NARPM).

**Affiliates.**

- The Project Architect is Strategic Projects Inc., an affiliated entity owned and or controlled by at least one of the Control Persons.
- The Marketing Sales Partner is Clarah Homes LLC, an affiliated entity owned and or controlled by at least one of the Control Persons.
- Management has worked with Sotheby's International Realty in validating project comparison sales data.
- Management is committed to using a qualified and bonded general contractor to guarantee project completion.
- Management has commissioned Moore Colson CPAs and Advisors in matters of tax preparation.
- Management has commissioned Trenton Services Corporation in matters of bookkeeping.
- Management is in negotiations with several legal firms regarding preparation of HOA and sales agreements.
- Any assignments mentioned above may change.

**About the Offering**

The Company is engaged in two simultaneous offerings of its securities: An offering under §4(a)(6) of the Securities Act of 1933, which we refer to as the "Reg CF Offering" and an offering under 17 CFR §230.506(c), which we refer to as the "Reg D Offering".

We are using the money from the two offerings for the same purposes, and we are offering the same security in both offerings. When we refer to "the offering" on this page we mean the Reg CF Offering unless indicated otherwise.

We are trying to raise a maximum of $1,200,000, but we will move forward with the Project and use investor funds if we are able to raise at least $150,000 (the "Target Amount"). If we have not raised at least the Target Amount by 11:59 pm EST on April 30, 2025, (the "Target Date"), we will terminate the Offering and return all the money to investors.

The minimum you can invest in the Offering is $1,000 Investments above $1,000 may be made in $1,000 increments (e.g., $1,000 or $3,000, but not $1,136). An investor may cancel his or her commitment up until 11:59 pm EST on April 28, 2025 (i.e., two days before the Target Date). If we have raised at least the Target Amount, we might decide to accept the funds and admit investors to the Company before the Target Date; in that case we will notify you and give you the right to cancel.

After we accept the funds and admit investors to the Company, whether on the Target Date or before, we will continue the Offering until we have raised the maximum amount. You can cancel your investment commitment made into the Reg CF offering until 11:59 pm EST on April 28, 2025 (48 hours before the offering deadline).

You can review the offering documents as registered on the SEC website. Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal.

**How will this work for you?**

Content Standards: No funding portal communication may predict or project performance, imply that past performance will recur or make any exaggerated or unwarranted claim, opinion or forecast. A hypothetical illustration of mathematical principles is permitted, provided that it does not predict or project the performance of an investment.

We have created a mathematical calculation based on our current assumptions. We estimate that net cash flow will grow from a sunk cost of -$687,532 to -$3,325,859 in year 1 to $0 in year two. In year 3 we anticipate a capital event for the project. Cash flow and profits from liquidation are expected to net a total of $8,391,925 over the third year period.

| | **Year 0** | **Year 1** | **Year 2** | **Year 3** |
|---|---|---|---|---|
| | | | | |
| **Projected Cash Inflows** | | | | |
| New Investor Capital | | $3,325,859 | | |
| Invested Capital | $687,532 | | | |
| Construction Financing Debt | | $5,907,759 | $5,285,889 | |
| Short Term Notes | $200,000 | | | |
| Sales Proceeds | | | $10,692,500 | $10,692,500 |
| **Total Projected Inflows** | **$887,532** | **$9,233,618** | **$15,978,389** | **$10,692,500** |
| | | | | |
| **Projected Cash Outflows** | | | | |
| Land/Carry Costs | $887,532 | $1,720,100 | | |
| Hard Costs | | $5,907,759 | $4,521,825 | |

| | | | | |
|---|---|---|---|---|
| Soft Costs | | $892,484 | $845,164 | $141,773 |
| Management Fee | | $150,000 | | $745,759 |
| Construction Debt Service | | $343,275 | $10,611,400 | $1,517,012 |
| Short-Term Note Service | | $220,000 | | |
| **Total Projected Outflows** | **$887,532** | **$9,233,618** | **$15,978,389** | **$2,404,544** |
| | | | | |
| **Projected Net Cash Flow** | | | | |
| To Investors | -$687,532 | -$3,325,859 | | $7,679,547 |
| To Sponsor | | | | $608,409 |
| To $5,000 Investor | | -$5,000 | | $9,350 |
| As Percent of Investment | | | | 187% |

Our calculation shows that a $5,000 investment might return $9,350 over that period. A $10,000 investment might return $18,700.

Some of our assumptions will prove to be inaccurate, possibly for the reasons described in Exhibit B, Risks of Investing. Therefore, the results of investing illustrated in our calculation are likely to differ in reality, for better or for worse, possibly by a large amount.

Please also review Exhibit D, the LLC Agreement + Amendments, for additional detail on how distributions will be made.

## §227.201(e) – Number of Employees

**Company Instructions**

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include employees of the Manager.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

## §227.201(f) – Risks of Investing

**Required Statement:**

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Additional statement:**

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Please review Exhibit B for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

## §227.201(g) – Target Offering Amount and Offering Deadline

**Company Instructions**

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

**Required Statement:**

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $150,000. If we have not raised at least the target amount by 11:59 PM EST on September 30th, 2024 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline, then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $1,200,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

While we are trying to raise money in this offering, the Reg CF Offering, we will also be trying to raise money in the Reg D Offering. Because money is fungible, we don't care whether the money comes from the Reg CF Offering or the Reg C Offering. Thus:

- The Reg D Offering itself has no "minimum" amount.
- However, we will not close on the Reg D Offering until either:
  - The Reg CF Offering has reached the target amount; or
  - The amount raised in the Reg D Offering by itself is equal to at least the target amount.
- We will stop raising when either:
  - We have raised at least the target amount in the Reg CF Offering and the total amount we have raised in the Reg CF offering plus the amount we have raised in the Reg D Offering equals our maximum; or
  - We have not raised the target amount in the Reg CF Offering but have raised the maximum amount in the Reg D Offering.

NOTE: Although the Reg D Offering itself has no stated minimum, we will not begin to spend investor funds until we have raised at least $150,000 from either the Reg D Offering or the Reg CF Offering.

## §227.201(h) – Commitments that Exceed the Target Offering Amount

**Company Instructions:**

This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

| | |
|---|---|
| Will the Company accept commitments that exceed the Target Offering Amount? | ____X____ Yes<br>_________ No |
| What is the maximum you will accept in this Offering (it may not exceed $5,000,000)? | $1,200,000 |
| If Yes, how will the Company deal with the oversubscriptions? | _________ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate.<br>____X____ We will accept subscriptions on a first-come, first-served basis.<br>_________ Other (explain): |

## §227.201(i) – How the Company Intends to Use the Money Raised in the Offering

**Company Instructions**

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

**The Company is Reasonably Sure it Will Use the Money as Follows:**

If we raise the target amount of $150,000:

| Use of Money | How Much (approximately) |
|---|---|
| Other Costs of the Offering (*e.g.*, legal and accounting fees) | $10,000 |
| Land Carry Costs + Platting + Short Term Payables + Pre Sale-Activities | $132,500 |
| Small Change Success Fee | $7,500.00 |
| **TOTAL** | **$150,000** |

If we raise the maximum goal of $1,200,000:

| Use of Money | How Much (approximately) |
|---|---|
| Cost of Land | $570,000 |
| Cost of Construction + Platting + Short Term Payables + Soft costs + Pre Sale-Activities | $570,000 |
| Small Change Success Fee | $60,000 |
| **TOTAL** | **$1,200,000** |

NOTE: The numbers in those tables do not include any money we might raise in the separate Reg D Offering.

## §227.201(j) – The Investment Process

**To Invest**

- Review this Form C and the Campaign Page
- If you decide to invest, press the *Invest Now* button
- Follow the instructions

The minimum amount you can invest in the offering is $1,000. Investments above the minimum may be made in increments of $1,000.

The minimum amount you can invest in the Reg D offering is $50,000. Investments above the minimum may be made in increments of $5,000.

As part of the investment process, you will be asked to sign either the Reg CF Investment Agreement, which is attached as Exhibit C-1 or the Reg D Investment Agreement, which is attached as Exhibit C-2.

**To Cancel Your Investment**

You can cancel all or any portion of your investment commitment until 11:59 pm EST on September 28th, 2024 (48 hours before the offering deadline).

You can cancel all or any portion of your investment commitment made into the Reg D (506(c)) offering until 11:59 pm EST on September 23rd, 2024 (7 days before the offering deadline).

To cancel your investment, send an email to hello@smallchange.co by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

## §227.201(k) – Material Changes

**Required Statement**

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

**Explanation for Investors**

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

## §227.201(l) – Price of the Securities

The Company is offering "securities" in the form of Preferred Series A-1 Non-Voting Membership Interests, which we, for simplicity and convenience refer to as "Class A Units." The price is $1,000 for each Class A Unit.

We arrived at the price as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to Investors.

- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

## §227.201(m) – Terms of the Securities

### Overview

The Company is offering “securities” in the form of Preferred Series A-1 Non-Voting Membership Interests, which we refer to as “Class A Units.” When you purchase a Class A Unit, you will become an owner of the Company, which is a Georgia limited liability company. Your ownership will be governed by the Limited Liability Company Operating Agreement of the Company dated June 7, 2021, and any amendments to that agreement (whether adopted now or in the future), including without limitation that certain First Amendment to Limited Liability Company Operating Agreement dated as of August 20, 2024, which are together referred to as the “LLC Agreement.” A copy of the LLC Agreement and Amendments is attached as Exhibit D.

### Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time.

Under the Operating Agreement, distributions fall in two categories: distributions from the rental operations of the property; and distributions from the sale or refinancing of the property. However, the Company will make distributions in the same manner, irrespective of whether they are the result of rental operations or a sale or refinancing.

Distributions will be made as follows:

1) First, to the repayment of any Member Loans currently outstanding;
2) Then the 8% preferred return to each holder of Class A Units on his, her, or its unreturned capital contribution;
3) Then 80% to each holder of Class A Units and 20% to the holder of the Voting Common Unit (currently the Manager) until the cumulative IRR has reached 24%; and
4) Then 50% to each holder of Class A Units and 50% to the holder of the Voting Common Unit (currently the Manager).

Each member shall be responsible for paying Federal and Income State tax from the allocated share of distribution the member receives which shall be documented via a Schedule K-1.

### Obligation to Contribute Capital

Once you pay for your Class A Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

### No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company’s business. For all practical purposes you will be a passive Investor.

**No Right to Transfer**

Class A Units will be illiquid (meaning you might not be able to sell them) for four reasons:

- The LLC Agreement prohibits the sale or other transfer of Class A Units without the Manager's consent.
- If you want to sell your Class A Shares the Manager will have the first right of refusal to buy them, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Class A Shares, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the Class A Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

  As a result, you should plan to hold your Class A Shares until the Company is dissolved.

**Modification of Terms of Class A Shares**

The terms of the Class A Units may be modified or amended by the Manager, provided however, that if such proposed amendment would have a material adverse effect on a member or a class or series of membership interests, then the consent of such member or a majority of the class or series of such members must be obtained for such amendment to become effective.

**Other Classes of Securities**

As of now, the Company has only two classes of securities: Class A Units and the Voting Common Unit. The Investors in this Offering (which may include the Sponsor and its affiliates) will own a portion, but not all, of the Class A Units, while all the Voting Common Unit is owned by the Manager.

While the owners of the Class A Units have no right to vote or otherwise participate in the management of the Company, the Manager, who owns the Voting Common Unit, has total control over all aspects of the Company and its business.

**Dilution of Rights**

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Class A Units. For example, the Manager could create a class of securities that has the right to vote.

**Tax Consequences**

Please see Exhibit E for a summary of the tax consequences of investing in the Company.

**The Person Who Controls the Company**

Mothusi and Munamota Phometsi own all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. and Ms. Phometsi effectively control the Company.

**How the Manager's Exercise of Rights Could Affect You**

The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:

- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire its owners to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

**How the Securities are Being Valued**

The price of the Class A Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Class A Shares in the future. If we had to place a value on the Class A Shares, it would be based on the amount of money the owners of the Class A Shares would receive if the project were sold.

**Risks Associated with Minority Ownership**

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

**Indemnification and Exculpation**

The LLC Agreement protects the Manager and others from lawsuits brought by Investors and third parties. For example, it provides that such persons will not be responsible to Investors for mere errors in judgment or other acts or omissions (failures to act) as long as the act or omission was not the result of

fraud, bad faith, a knowing violation of law, or willful misconduct. This limitation of liability is referred to as “exculpation.” The LLC Agreement also provides that these persons do not owe any fiduciary duties to the Company or to Investors.

The LLC Agreement also requires the Company to indemnify (reimburse) the Manager and others if they are sued, provided that the challenged conduct did not constitute fraud, bad faith, a knowing violation of law, or willful misconduct.

## §227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a “Funding Portal” licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

## §227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $3,000; plus

A success fee equal to 5% of the funds raised through this offering.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

## §227.201(p) – Indebtedness of the Company

| Creditor | Amount | Interest rate | Maturity Date | Other Important Terms |
|---|---|---|---|---|
| Mario Marcelo Klein | $400,000 | 12.25% (per annum) | March 30, 2025 | Interest only loan paid in monthly installments, Additional Guaranty by Management |
| 23600 SW 122 Ave LLC - Assets & Equity LLC | $570,000 | 12.25% (per annum) | February 18, 2025 | Interest only loan paid in monthly installments, Additional Guaranty by Management |
| EZ Pharmacy | $34,840 | 10% | December 31, 2024 | Additional Guaranty by Management |
| Mothusi & Muna Phometsi &(Affiliates) | $148,000 | Applicable Federal Rate published by IRS | Credit Facility- Due 30 days before Lender’ Termination Date | Convertible to Company non-voting Class A interest units Company prevailing price per share |
| Strategic Projects Capital LLC (Affiliate/ Manager) | $ 10,000 | Applicable Federal Rate published by IRS | Any time | Earnest money lent to Company during property acquisition |

**Explanation for Investors**

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

## §227.201(q) – Other Offerings of Securities within the Last Three Years

**Company Instructions**

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

- Include only offerings conducted by this entity, not by other entities you might own
- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

| Date Offering Began | Offering Exemption | Type of Securities | Amount Sold | How the Money was Used |
|---|---|---|---|---|
| August 9, 2021 | ______ Rule 506(b)<br>__X__ Rule 506(c)<br>______ Rule 504<br>______ Other | _____ Common Stock<br>__X_ Preferred Stock<br>_____ Debt<br>_____ Convertible Note<br>_____ Other | $687,523 | Land Purchase + Carrying cost |

## §227.201(r) – Transactions Between the Company and "Insiders"

**Company Instructions**

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
    - Anyone listed in your answer to question 227.201(b); or
    - Anyone listed in your answer to question 227.201(c); or
    - If the Company was organized within the last three years, any promotor you've used; or
    - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling,

mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or

- Any corporation or other entity in which any of those people owns an interest.

| Description of Transaction | Date of Transaction | Name of Insider | Relationship to Company | Value of Insider's Interest in Transaction |
|---|---|---|---|---|
| $148,000 Loan (as of 12/31/23) for land carrying costs | Varies- Ongoing Credit Facility | Mothusi Phometsi and Muna Phometsi | Officers of the Manager, Strategic Projects Capital | Minimum interest rate pegged at applicable federal rate for compliance only. |
| $10,000 Loan (as of 12/31/23) for land carrying costs | 7/29/2021 | Strategic Projects Capital LLC (Manager) | Manager | Minimum interest rate pegged at applicable federal rate for compliance only. |
| Management Fee | 50% at construction start + 50% during Construction | Strategic Projects Capital LLC (Manager) | Manager | 6% of Project Hard Costs & Soft Costs |

## §227.201(s) – The Company's Financial Condition

**Liquidity**

The Company was organized under the Delaware Limited liability company Act on May 7, 2021. As indicated in our financial statements, in 2023 and 2022, the Company incurred a net loss of $123,830 and $150,671 respectively. As of December 31, 2023 & 2022, the Company had accumulated a deficit of $369,126 and $245,296 respectively and a working capital deficit of $1,154,824 and $1,045,041 respectively. These expenses and deficits are mostly related to property acquisition down payments, mortgage interest carry and a relatively small amount of soft costs.

The Company's operations were funded through equity investments made as well as short-term debt and credit facilities provided by affiliates. We intend to use the proceeds of this offering to cover down-payment for construction debt financing (including property refinancing), interest reserves and other project obligations such as pre-sale activities, trade obligations and short-term debt.

If we cannot raise money in this offering, or cannot borrow money on the terms we expect, then the Company will liquidate and dissolve.

**Capital Resources**

We have purchased property to support construction of 8 townhomes and at least 6 condominium units all for sale. We wish to purchase an additional property so we can have enough space to develop up to

14 townhomes. We have negotiated the purchase of one more property in order to develop up to 14 townhomes in total, which we expect to buy with the funds raised in this offering.

Other than the proceeds we hope to receive from the Offering, including amounts invested in the Offering by our principal, affiliates and existing investors, we expect our only other source of capital to be a construction loan. While we have a loan term sheet for construction financing in hand, we will not proceed with the loan until we raise at least the target amount of funds in this offering.

**Historical Results of Operations**

The Company is in the development stage and has no history of operations.

**Changes and Trends**

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

## §227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit F.

**Company Instructions**
If this offering involves an SPV, you are required to provide financial statements only for the Company, not for the SPV.

# §227.201(u) – Disqualification Events

**Explanation for Investors**

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the reports they prepared attached as Exhibit G.

**For the Company,** the answer is No, none of the designated people committed any of the prohibited acts, ever.

## §227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money on the Offering page.

## 227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.theswankatlanta.com no later than 120 days after the end of each fiscal year.

It’s possible that at some point, the Company won’t be required to file anymore annual reports. We will notify you if that happens.

## §227.201(x) – Our Compliance with Reporting Obligations

### Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

## §227.201(y) – Other Important Information Prospective Investors Should Know About

### Company Instructions

Read through everything you’ve told prospective investors on this Form C, in the business and in Exhibit B: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

## §227.201(z) – Testing the Waters Materials

### Company Instructions

Under SEC Rule 206 a company that is considering a Regulation Crowdfunding offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn’t decided what type of offering may also solicit indications of interest. This is often referred to as “testing the waters.”

If you have relied on Rule 206 to solicit indications of interest, you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Regulation Crowdfunding offering goes live.

### Explanation for Investors

This item requires a Company to provide certain materials it has used to solicit indications of interest in its offering (i.e., to “test the waters”) before the offering became effective.

Yes, the company did test the waters.  All Testing the Waters materials are attached in Exhibit H-1 and Exhibit H-2.

# EXHIBIT A: BUSINESS PLAN

# THE SWANK ATLANTA LLC
# LUXURY TOWNHOME DEVELOPMENT

A PASSIVE INVESTMENT OPPORTUNITY

THE SWANK ATLANTA



# DISCLAIMER



## REAL ESTATE INVESTMENT RISK DISCLOSURE

Investing involves the risk of loss. You should only consider investing if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry, since real estate can be risky and unpredictable, and markets can change without warning. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008.

Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises.

Descriptions of the attributes, features or economics of the project in this business plan are for illustrative purposes only and are subject to the terms of the offering. Past performance is not a guarantee of future results of any development project or investment.

# ORGANIZATION OVERVIEW

**The Swank Atlanta LLC** is a Delaware-registered, manager-managed entity created specifically to develop luxury townhomes on the Atlanta Beltline in the Reynoldstown neighborhood of Atlanta.

Managed by **Strategic Projects Capital LLC**, a Georgia-based real estate investment firm, the project is supported by a team of experts in architecture, engineering, construction, real estate, marketing and related fields. This team is focused on creating value for investors and enhancing community life.



# PROJECT BRIEF

THE SWANK ATLANTA



**Up to 14 Luxury Townhomes on the Atlanta Beltline.** This project in Reynoldstown is designed to blend urban living with a "staycation" lifestyle. Each townhome features:

- Open roof terraces with 360-degree skyline views
- Floor-to-ceiling windows
- Spa amenities

The development supports diversity with minority vendor participation and offers investment opportunities to investors in all social and economic brackets who qualify



# INVESTMENT HIGHLIGHTS

THE SWANK ATLANTA

# LOCATION OVERVIEW

THE SWANK ATLANTA

**Project Location**

At the intersection of Memorial Dr. SE & Stovall St. SE in Reynoldstown, the site is adjacent to The Heritage On Memorial and completes a block adjacent to Madison Yards which on the Atlanta Beltline. It's just 15 minutes from the world's busiest airport and within 2 miles of downtown Atlanta, offering unparalleled convenience and connectivity.



Fox Theatre
Ponce City Market
3D Theater | Forest
North Avenue NE
Freedom Park
Pine St NE
Euclid Ave NE
Oakdale Rd NE
E Lake Rd NE
OLD FOURTH WARD
Ralph McGill Blvd NE
CANDLER PARK
Clifton Rd NE
LAKE CLAIRE
DeKalb Ave NE
World of Coca-Cola
PEACHTREE CENTER
INMAN PARK
Martin Luther King, Jr. National Historical Park
Target
DOWNTOWN ATLANTA
EDGEWOOD
Howard St NE
Krog Street Tunnel
Coan Park
KIRKWOOD
CABBAGETOWN
El Tesoro
Wyman St SE
Floor & Decor
East Lake Family YMCA
Fulton St SE
Hill St SE
Cherokee Ave SE
GLENWOOD PARK
Glenwood Ave SE
EAST ATLANTA VILLAGE
PARKVIEW
Publix Super Market at East Lake
Georgia Ave SE
GRANT PARK
Flat Shoals Ave SE
EAST ATLANTA
Zoo Atlanta
United Ave SE
Fayetteville Rd SE
Atlanta Ave SE

# INVESTMENT STRENGTHS



**Secured Construction Loan Term Sheet:** $6.7 construction loan term offered contingent on raising $1,200,000 needed to break ground.

---

**Market Validation:** Market analysis conducted by a well known brand in the real estate luxury market, Sotheby's International Realty/ Atlanta's Fine Homes.

---

**Administrative Readiness:** As of Right Development, Entitlements Secured, Final building permit and construction ready.

---

**Developer Commitment:** Significant personal investment by Management personnel in their individual capacity, returns structured to prioritize investors.

# LUXURY & CONVENIENCE

THE SWANK ATLANTA



**Top luxury:** Among luxury amenities, each deluxe townhome is offered with an individual roof terrace with a swim spa and panoramic views of City skyline

**Prime Location:** 15 minutes from Hartsfield-Jackson Atlanta International Airport; 2 miles from Downtown Atlanta, including Google HQ and Coca-Cola.

**Proximity to Amenities:** Adjacent to Madison Yards, with 130,000 sq. ft. of dining, shopping, and entertainment; walking distance to 3 parks and the Atlanta Beltline.

# ATLANTA MARKET STRENGTHS



**Economic Powerhouse:** Atlanta is home to 20 Fortune 500 companies[1] and 35 Fortune 1000 companies[2].

Google DELTA THE HOME DEPOT

Southern Company Gas WestRock

---

**Entertainment Hub:** Georgia's film industry, known as the "New Hollywood," generated $4B in direct spending in 2021.

---

**Environmental Appeal:** Known as the "City in a Forest," with nearly 48% tree coverage.

1: Fortune.com/ranking/fortune500/search/?hqcity=Atlanta (8.30.2024)
2. selectgeorgia.com (08.30.2024)

# ESG INVESTMENT OPPORTUNITY

THE SWANK ATLANTA

**Diversity & Inclusion:** Strong MWBE representation across all project teams.

**Social Impact:** Accessible investment opportunities for both accredited and non-accredited investors, including local community members.

**Governance & Transparency:** Use of third-party accounting firms and auditors for financial reports; open book policy for passive investors.

01

02

03





# PROJECT DETAILS & PLAN

THE SWANK ATLANTA

# PROJECT FEATURES

THE SWANK ATLANTA

**TOWNHOME SPECS**
4-story, 3430 sq. ft. units with 4 beds, 4.5 baths, elevators, and rooftop terraces.

**LUXURIOUS AMENITIES**
Panoramic skyline views, swim spas, sun tanning, wet bar and home theater.

**FLEXIBLE USE**
Ideal for primary residences, Airbnb, executive use, or work-live spaces.


SWIM
BIKE
RUN
BUILD
ACHIEVE
SWEAT
BURN







# TARGET MARKET

**High Net Worth (HNW) Individuals:**
33.7 million globally[1]
control $63 trillion[1]
19% expected to invest in a home purchase in 2024[2]
27% based in North America.[1]

**Very High Net Worth (VHNW) Individuals:**
3.97 million globally[1]
Control $39.5 trillion[1]
19% expected to invest in a home purchase in 2024[2]
41.5% based in North America[1]

**Ultra High Net Worth (UHNW) Individuals:**
426,330 globally, controlling over $49.1 trillion[1]
7.1% annual population growth
22% expected to invest in a home purchase in 2024[2]
38% population based in North America[1]



1: Wealth-X, an Altrata Company, 2024

2: Knight Frank et al. The Wealth Report (18th edition), 2024

# DEVELOPMENT PLAN

THE SWANK ATLANTA

01

8 townhomes on 997 & 999 Memorial Dr. SE, with approved plans and permits in hand.

**PHASE 1**

02

6 additional townhomes on 309 Stovall St. SE and adjacent property contingent on lot acquisition.

**PHASE 2**

**Contingency Plan:**
If unable to acquire additional property, company will construct 6-10 condos on 309 Stovall St. SE, ensuring project continuity.



# INVESTMENT HORIZON



## PHASE 1

01

12-month construction timeline, ready to break ground as soon as minimum funds are raised.

## PHASE 2

02

Commences 4 to 6 months after Phase 1, with an additional 12-month timeline.

**Overall Schedule**

Construction: 16-24 months.
Sales: 12 Months
Returns: 24 to 36 Months from construction commencement

# MARKETING & SALES STRATEGY



**Pre-Sales Launch:** Pre-sales will begin on day one of Phase 1 construction to shorten the sales period and reduce interest on construction loans.

**Dynamic Pricing:** Based on demand, the strategy may mix pre-sales and post-construction bidding to maximize returns.

**Sales Leadership:** Clarah Homes LLC, an affiliate with deep ties to the project, will facilitate and lead the marketing and sales process.


The Swank
Comparable Market Data
Atlanta Fine Homes
Sotheby's
INTERNATIONAL REALTY
DEVELOPER SERVICES

# MARKET ANALYSIS

THE SWANK ATLANTA

# MARKET ANALYSIS[1]

*1. Conducted by Sotheby's International Reality/ Atlanta's Fine Homes – Developer Services (Typical)*


Market Overview

# Market Trends Nov.2021 - Jan. 2023

Trendgraphix. Townhomes in zip code 30307


Months of Inventory based on Closed Sales
Months of Inventory
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
11/21
12/21
1/22
2/22
3/22
4/22
5/22
6/22
7/22
8/22
9/22
10/22
11/22
12/22
1/23
Copyright © Trendgraphix, Inc.

| | Current vs. Prev MTD | | | Current vs. Same MTD 1 Yr Ago | | | Current vs. Prev YTD | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2/1/23 - 2/20/23 | 1/1/23 - 1/20/23 | % Change | 2/1/23 - 2/20/23 | 2/1/22 - 2/20/22 | % Change | 1/1/23 - 2/20/23 | 1/1/22 - 2/20/22 | % Change |
| Avg. Sq. Ft. Price (Sold) | 362 | 355 | 2% ▲ | 362 | 284 | 27.5% ▲ | 353 | 313 | 12.8% ▲ |

# Active New Construction Townhomes within 1 mile





| | ELOISE AT GRANT PARK | STEIN STEEL |
|---|---|---|
| **Average Price** | $673,000 | $733,000 |
| **Average PPSF** | $389 | $436 |
| **Average Unit Sq Ft** | 1,728 | 1,720 |
| **#Bed/#Baths** | 2-3/2.5-3.5 | 2-4/2-3.5 |
| **Year Built** | 2022 | 2022 |







## SOLD OUT COMPARABLE PROPERTIES

# Emerson on Krog

Edgewood Avenue

22 townhomes
4-5 Bedrooms, 4.5 baths
3,317 square feet

**Pricing**
SOLD OUT
$440 PSF average (closed)
$1,457,000 average price (closed)

PPSF Range: $398 - $471 (closed)


LACQUER
NAIL BAR





# Residences at Studioplex

Auburn Avenue

19 townhomes
3-4 Bedrooms, 4.5 baths
2,822-3,131 square feet

**Pricing**
SOLD OUT
$472 PSF average (closed)
$1,423,000 average price (closed)

PPSF Range: $447 - $510 (closed)







# Square at Glen Iris

Glen Iris Drive, NE

28 townhomes
4 Bedrooms, 4.5 baths
3,231 square feet

**Pricing**
SOLD OUT
$400 PSF average (closed)
$1,294,000 average price (closed)

PPSF Range: $399 - $402 (closed)







# Heritage on Memorial

Heritage Lane, SE

20 townhomes
4 Bedrooms, 4.5 baths
3,341-3,400 square feet

**Pricing**
SOLD OUT
$283 PSF average (closed)
$959,000 average price (closed)

PPSF Range: $256 - $329 (closed)

# MARKET ANALYSIS – UNIT PRICE

## RECOMMENDED PRICING | THE SWANK

$1,575,000 - $1,625,000



ANNE SCHWALL
VICE PRESIDENT OF
DEVELOPER SERVICES



WES VAWTER
REAL ESTATE PROFESSIONAL

The Swank
Comparable Market Data

Atlanta Fine Homes | Sotheby's INTERNATIONAL REALTY
DEVELOPER SERVICES


FINANCIALS & NEXT STEPS
THE SWANK
ATLANTA

# FINANCIAL OVERVIEW

THE SWANK ATLANTA



## PHASE 1- EXPECTED COSTS


$8.6M

**$1.6M** equity needed

## OVERALL- EXPECTED COSTS


$15.4M

**$3.3M** equity needed

# FINANCIAL OVERVIEW

THE SWANK ATLANTA

| Cash Inflows | Year 0 | Year 1 | Year 2 | Year 3 |
|---|---|---|---|---|
| New Investor Capital | | $3,325,859 | | |
| Invested Capital | $687,532 | | | |
| Construction Debt | | $5,907,759 | $5,285,889 | |
| Short Term Notes | $200,000 | | | |
| Sales Proceeds | | | $10,692,500 | $10,692,500 |
| Total Inflows | 887,532 | $9,233,618 | $15,978,389 | $10,692,500 |
| **Cash Outflows** | | | | |
| Land/Carry Costs | 887,532 | $1,720,100 | | |
| Hard Costs | | $5,907,759 | $4,521,825 | |
| Soft Costs | | $892,484 | $845,164 | $141,773 |
| Management Fee | | $150,000 | $0 | $745,759 |
| Construction Debt Service | | $343,275 | $10,611,400 | $1,517,012 |
| Short-term Notes Service | | $220,000 | | |
| Total Outflows | 887,532 | $9,233,618 | $15,978,389 | $2,404,544 |
| **Net Cash Flow** | | | | |
| To Investors | -$687,532 | -$3.325.859 | | $7,679,547 |
| To Sponsor | | | | $608,409 |
| To $5000 Investor | | -$5000 | | $9,350 |
| As a Percentage of Investment | | | | 187% |

NOTE: The foregoing is a mathematical calculation based on our current assumptions about future events. Some of these assumptions will prove to have been inaccurate, possibly for the reasons described on Exhibit B, Risks of Investing. Hence, the results of investing will likely differ from those illustrated above, for better or for worse, possibly by a large amount.



# PROJECT RISK MANAGEMENT

**Cost Control**
Maximum Guaranteed Price contract with limited contingency

**Completion Assurance**
Construction surety bonds required

**Interest Rate Mitigation**
Leveraging a pre-sale strategy to minimize interest rate impact

**Capital Raise Strategy**
Phased construction to ensure project progress even with partial capital raise.



NOTE: The foregoing are based on our current plans and assumptions about future events. Some of these assumptions may change based on emergent factors. Ultimately, we may not use any or all the outlined tactics. Prior to making an investment decision investor should review Exhibit B, Risks of Investing. Hence, we cannot provide 100% assurance on any final risk management decisions that we will implement or not implement in the future.

# KEY MANAGEMENT TEAM

THE SWANK ATLANTA

**Combining deep industry knowledge with hands-on leadership to drive project success.**



**Munamato (Muna) Phometsi, MBA**

President with extensive experience in business management including 20+ years in the Architecture business field. A Licensed Georgia Realtor.



**Mothusi Phometsi, AIA, MBA**

CEO with 20+ years of leadership in architecture and construction management. Architect and Georgia General Contractor Qualifying Agent.

# CONTACT INFORMATION

THE SWANK ATLANTA



## FOR PROJECT CORRESPONDENCE

**The Swank Atlanta LLC**

**ADDRESS**
1000 Peachtree Industrial Blvd
#6479
Suwanee GA 30024

**EMAIL**
Info@TheSwankAtlanta.com

**PHONE**
404.228.3456



REAL ESTATE
VALUE CREATION

**Sponsored by Strategic Projects Capital LLC**

## For more information, please contact:

1000 Peachtree Industrial Blvd
#6479
Suwanee GA 30024

404.228.3456

Info@StrategicProjectsCapital.com

# ABOUT THE TEAM

THE SWANK ATLANTA



Munamato (aka Muna) C. Phometsi, MBA

Muna is a real estate investor and President of The Swank Atlanta. She has played key roles in organizing the investment opportunity including developing the project's vision, entity's structure and capital formations. She helps oversee entity operations, brand management and investor network.

Muna has over two decades of experience as a business manager in the Architecture and Construction Industry. She has served for two decades as Vice President of Strategic Projects Inc, and three years as President of Strategic Projects Capital. Prior to starting businesses with her partner, Muna held managerial positions at a few Fortune 500 companies. Ultimately, she is passionate about using her experience, knowledge and skills to create real estate investment opportunities for passive investors.

Muna is Georgia licensed Realtor and a member of the Association of Fund-Raising Professionals (AFP). She holds a Master of Business Administration degree from Mercer University and a Bachelor of Pharmacy from Massachusetts College of Pharmacy. She also holds Advanced Certificates in Real Estate Finance and Real Estate Development Process from the Commercial Real Estate Development Association.

# ABOUT THE TEAM

THE SWANK ATLANTA



Mothusi Phometsi, AIA, MBA

Mothusi is a real estate investor, and CEO of The Swank Atlanta. As CEO, he oversees the overall project development process, investment management, compliance, and public relations.

With over two decades of experience as an entrepreneur, architect and construction management professional, Mothusi has obtained valuable industry knowledge, experience, and skills which have equipped him with ability to create value for developers and passive investors alike. Through Strategic Projects Inc., a design-build firm he founded about 20 years ago, Mothusi has planned and successfully managed construction project delivery for clients up and down the east coast .

Mothusi holds architectural registration in New York, Massachusetts, Florida and Georgia and he is a licensed general contracting professional in Massachusetts and Georgia. He holds a Master of Science in Building Construction & Facility Management from Georgia Institute of Technology, a Master of Business Administration from Kennesaw State University and a Bachelor of Architecture from Wentworth Institute of Technology. Mothusi also holds Advanced Certificates in Real Estate Finance and Real Estate Development Process from the Commercial Real Estate Development Association.

# AFFILIATES & STRATEGIC PARTNERS

The Project Architect is Strategic Projects Inc., an affiliated entity owned and or controlled by at least one of the Control Persons

The Management Firm is Strategic Projects Capital LLC., an affiliated entity owned and or controlled by at least one of the Control Persons

The Marketing Sales Partner is Clarah Homes LLC, an affiliated entity owned and or controlled by at least one of the Control Persons

Management has worked with Sotheby's International Realty in validating project comparison sales data and will continue working with Sotheby's as needed

Management has commissioned an independent third party CPA in matters of tax preparation.

Management has commissioned a third party CPA firm as a Book Keeper

Management is currently in negotiations with several legal firms regarding the drafting of HOA and sales agreements

Management is currently evaluating contractors through bidding and negotiations

# EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF SERIES A UNITS IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY OR EVEN MORE. THE PURCHASE OF SERIES A UNITS IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

**You Might Lose Some or All of Your Money**: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying Series A Units is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on a number of factors, including some beyond our control. Nobody guarantees that you will receive distributions and you might lose some or all of your money.

**Risks of Real Estate Industry**: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which are uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. The real estate market has been in an upswing for 10 years, suggesting that a downturn might be in the near future.

**Risks of Inflation and Rising Interest Rates**: During 2022 consumer-level inflation reached levels not seen for 40 years, and the Federal Reserve has responded by raising interest rates significantly over the last 12 months. Historically, rising interest rates have been associated with lower real estate values because potential buyers cannot afford the higher mortgage payments. In addition, if inflation reduces real wages it could affect the ability of tenants to pay rent.

**Project-Specific Risks**: The Company is a relatively newly formed entity and has limited operating history prior to the commencement of the Offering upon which to base an evaluation of an investment in the Series A Units. While Management has over two decades of third-party development and construction experience, there is no guarantee that experience will translate to favorable investment results for the Company or its investors. The Company's business will be subject to the risks involved with any speculative new venture. There can be no assurance that the Company will be able to generate revenues, close on the acquisition of the fourth parcel of real property intended as part of the development Project or operate profitably in the future or that any of our investments will be successful. Our profitability and the success of each investment will be subject to fluctuations in the real estate markets. Moreover, our financial condition, results of operations and ability to make or sustain distributions to our investors will depend on many factors, including, but not limited to the following:

- Our ability to limit development, construction, maintenance, marketing, and other operating costs to a level at which the Company will remain profitable;

- Our ability to achieve the ultimate resale price of the property per our projections;

- Real estate appreciation or depreciation in our markets and the state of the sales marketplace for the Atlanta, Georgia metropolitan area;

- The level and volatility of interest rates, and our access to short- and long-term financing on favorable terms;

- Our ability to adapt to judicial and regulatory developments affecting landlord-tenant relations that may affect or delay our ability to dispossess or evict occupants prior to property purchases;

- Our ability to respond to changes in population, employment or homeownership trends in our markets and rent properties temporarily or long term to manage market shifts; and

- Economic conditions in our markets, as well as the condition of the financial and real estate markets and the economy generally. If we are unable to effectively allocate our resources or generate sufficient revenues, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Moreover, if the Company is unable to operate successfully, any investment produces a loss, or the Company's investments fail to produce sufficient revenues to cover operating and other expenses, investors may suffer a partial or total loss of their investment.

If we are unable to effectively allocate our resources or generate sufficient revenues, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Moreover, if the Company is unable to operate successfully, any investment produces a loss, or the Company's investments fail to produce sufficient revenues to cover operating and other expenses, investors may suffer a partial or total loss of their investment.

Projections are speculative and are based upon a number of assumptions. Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include but are not limited to (i) the future status of local and regional economies, (ii) anticipated demand for residential real estate (iii) anticipated levels of future interest rates, and (iv) anticipated real estate tax rates and other operating expenses.

Accordingly, there can be no assurance that such projections, assumptions and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax

assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares.

There can be no assurance that the Company's investment in the Property will result in distributable returns to investors or that any such returns will be made as and when anticipated. The Company's net cash flow from its proposed investment in, rental, and resale of the Property will be its sole source of revenues from which to make distributions to the investors except as otherwise provided for herein. Distributions with respect to the investment in the Property will only be made from available net cash on hand due to the financing amounts raised and net cash flows. See "RETURNS TO INVESTORS" below.

Our success is dependent on our key personnel. We believe that our success will depend on continued retention by our managers, officers and advisors, especially our officers, including Mothusi Phometsi (Founder and Chief Executive Officer) and Munamato (aka Muna) Phometsi (President) who are also owners of the Company and will receive professional fees in connection with the Project. If one or more managers and/or officers are unable or unwilling to continue in their present role, our business and operations could be disrupted or fail. The economic success of an investment in the Company will depend upon the results of the intended operation, management, holding, leasing, and/or resale of the Property, which will be subject to those risks typically associated with investment in real estate.

Factors generally affecting the business of the Company might include, but are not limited to, any or all of the following: changing environmental regulations, adverse use of adjacent or neighboring real estate, changes in the demand for or supply of competing properties, local economic factors, which could result in the reduction of the fair market value of real property, uninsured losses, significant unforeseen changes in general or local economic conditions, inability of the Company to obtain any required entitlements for a reasonable cost or on reasonable conditions or within a reasonable time frame or at all, inability of the Company to obtain the services of appropriate consultants at the proposed cost, changes in legal requirements for any needed entitlements, problems caused by the presence of environmental hazards on a property, changes in federal or state regulations applicable to real property, failure of a lender to approve a loan on terms and conditions acceptable to the Company, lack of adequate availability of liability insurance or all-risk or other types of required insurance at a commercially-reasonable price, shortages or reductions in available energy, acts of God or other calamities.

**Lack of diversification:** At any given point, the Company may hold a large concentration or substantially all of its assets of the planned investment in the Property, exposing a large portion or all of the Company's assets to the risks associated with the Property and the results of the planned development and resale. There is limited liquidity in our real estate investment, which could limit our flexibility. Real estate investments are relatively illiquid. We may not be able to dispose of the Property in which we invest as intended, and the sale price of the disposition may not recoup or exceed the amount of our investment.

Debt service obligations could adversely affect our operating results, may require us to sell the Property and could adversely affect our ability to make or sustain distributions to our investors. We will incur debt

in connection with our acquisition of and development activities concerning the Property. Incurring debt could subject us to many risks, including the risks that:

- Our cash flows from operations will be insufficient to make required distributions to our investors;

- Our debt may increase our vulnerability to adverse economic and industry conditions;

- We may be subject to restrictive covenants that require us to satisfy and remain in compliance with certain financial requirements or that impose limitations on the type or extent of activities we conduct; and

- We may be required to dedicate a substantial portion of our cash flows from operations to payments on our debt, thereby reducing cash available for distribution to our investors, funds available for operations and capital expenditures, future business opportunities or other purposes.

If we do not have sufficient funds to repay any debt we incur when it matures, we may need to refinance the debt or raise additional equity. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancing, increases in interest expense could adversely affect our cash flows and, consequently, cash available for distribution to our investors. To the extent we are required to raise additional equity to satisfy such debt, existing shareholders would see their interests diluted. If we are unable to refinance our debt or raise additional equity on acceptable terms, we may be forced to dispose of the Property on disadvantageous terms, potentially resulting in losses. To the extent we cannot meet any future debt service obligations, we will risk losing the Property that may be pledged to secure our obligations to foreclosure. Any unsecured debt agreements we enter into may contain specific cross-default provisions with respect to specified other indebtedness, giving the unsecured lenders the right, in some circumstances, to declare a default if we are in default under other loans.

Limitation of liability/indemnification of the Manager. The Manager and their agents and employees may not be liable to the Company or members for errors of judgment or other acts or omissions not constituting fraud, gross negligence, or willful misconduct as a result of certain indemnification provisions in the Company's limited liability company operating agreement and otherwise in accordance with the Delaware Limited Liability Company Act. A successful claim for such indemnification would deplete the Company's assets by the amount paid.  Limitation of liability/indemnification of the property manager(s). In the event we engage the services of a third-party property management company, such property manager(s) and its agents and employees may not be liable to the Company for errors in judgment or other acts or omissions not constituting misconduct or gross negligence as a result of certain indemnification provisions which may be contained in a property management agreement. In such event, a successful claim for such indemnification would deplete the Company's assets by the amount paid.

**Project Value Could Decline:** Factors that could cause the value of the Project to remain stable or decline include, but are not limited to:

- The continuing effects of the COVID-19 pandemic
- Changes in interest rates
- Competition from new and existing properties
- Changes in national or local economic conditions
- Environmental contamination or liabilities
- Changes in the local neighborhood
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects
- Regulatory changes
- Other events outside the Company's control

**Tax Policies**: Property tax rates and changes in taxation policies can influence the attractiveness of real estate investments. Increases in property taxes or changes in tax incentives for real estate investors can affect profitability. The area has a lot of new developments, and the taxes may rise, that is yet to be determined.

**Incomplete Due Diligence**: The Manager has performed significant "due diligence" on the Project, meaning it has sought out and reviewed information about the Project. However, due diligence is as much an art as a science. As a practical matter, it is simply impossible to review all of the information about a given piece of real estate and there is no assurance that all of the information the Manager has reviewed is accurate or complete in all respects. For example, sometimes important information is hidden or simply unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and the Manager cannot verify all the information it receives independently. It is also possible that the Manager will reach inaccurate conclusions about the information it reviews.

**Environmental Risks**: As part of its due diligence, the Manager will conduct an environmental assessment of the Project. However, no assessment is guaranteed, meaning that we could discover environmental contamination in the Project only after we buy it. Under Federal and State laws, the owner of real estate can be fully liable for environmental cleanup even if the owner did not cause the contamination and had no knowledge of the contamination when it acquired the property.

**Liability for Personal Injury**: As developers of a construction project Injury and project delays due to construction workers may cause unforeseeable delays, which could affect profits. Although the Company expects to carry insurance against potential liability in amounts we believe are adequate, it is possible that the Company could suffer a liability in excess of its insurance coverage.

**Casualty Losses**: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the Project, even if we carry adequate insurance. Climate change has increased the risk of unusual and destructive weather events.

**Uninsured Losses**: We will try to ensure that the Project is covered by insurance against certain risks, including fire. However, we may not carry insurance against the risk of natural disasters like earthquakes or floods, and there might be other risks that cannot be insured or cannot be insured at affordable premiums. Further, it is possible that we may accidentally allow our insurance to lapse. If the Project was damaged or destroyed as a result of an uninsured or under-insured risk, the Company could suffer a significant loss.

**Need for Additional Capital**: The Company might require more capital, whether to finance cost overruns, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates, or if capital is available in the form of equity, the new investors might have rights superior to those of Investors.

**Dilution of Ownership Interest**: If the Company needs more capital it might sell Series A Units, or other securities, at a lower price than you paid, resulting in "dilution" of your interest.

**Operating Expenses**: The costs of operating real estate – including taxes, insurance, utilities, and maintenance – tend to move up over time, even if the value of the real estate remains stagnant or declines. The Company will have little or no control over many of its expenses.

**Construction Risks**: The Project requires ground-up construction. Any construction project involves risk, including the risk of delays, cost overruns, unavailable materials, labor shortages or unrest, inclement weather, and construction-site injuries, among others.

**Real Estate is Illiquid**: Real estate is illiquid, meaning it is harder to sell a real estate asset compared to other kinds of assets, like publicly traded stocks. There is no guarantee that we will be able to sell the Project when we want or need to sell it. In fact, the overall economic conditions that might cause us to want or need to sell the Project – a prolonged market downturn, for example – are generally the same as those in which it would be most difficult to sell it.

**Risks of Relying on Third Parties**: We will engage third parties to provide some essential services. If a third party we retain performs poorly or becomes unable to fulfill its obligations, our business could be disrupted. Disputes between us and our third-party service providers could disrupt our business and may

result in litigation or other forms of legal proceedings (*e.g.*, arbitration), which could require us to expend significant time, money, and other resources. We might also be subject to, or become liable for, legal claims by our end-users or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

**No Right to Participate in Management of the Company**: Investors will have no right to participate in the management of the Company. You should consider buying Series A Units only if you are willing to entrust all aspects of the Company's business to the Manager.

**Reliance on Management Team**: The Manager is a small company, with a small management team. If any of our principals were to die, become seriously ill, or leave, it could damage our prospects.

**Risk of Inaccurate Financial Projections**: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

**Risk of Forward-Looking Statements**: The term "forward-looking statements" means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like "we anticipate," "we believe," "we expect," "we intend," "we plan to," "this might," or "we will." The statement "We believe rents will increase" is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement "We believe rents will increase" is not like the statement "We believe the sun will rise in the East tomorrow." It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

**No Market for the Series A Units; Limits on Transferability**: There are several obstacles to selling or otherwise transferring your Series A Units (except in very limited cases, to family members, in accordance with Section 6.2 of the LLC Agreement):

- There will be no public market for your Series A Units, meaning you could have a hard time finding a buyer.

- By law, you may not sell your Series A Units for one year except in limited circumstances (*e.g.*, to accredited investors or back to the Company which is not obligated to buy them back).

- Under the LLC Agreement, the Series A Units may not be transferred without the Manager's consent, which the Manager may withhold in its sole discretion.

- The Manager has the right to impose conditions on the sale of Series A Units, and these conditions might not be acceptable to you.

- If you want to sell your Series A Units, the Company and the other members of the Company has a first right of refusal to buy them.

Taking all that into account, you should plan to own your Series A Units until the Project is sold.

**No Registration Under Securities Laws**: Neither the Company nor the Series A Units will be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Series A Units are subject to the same degree of regulation and scrutiny as if they were registered.

**Incomplete Offering Information**: The Series A Units are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

**Lack of Ongoing Information**: While we will provide you with periodic statements concerning the Company and the Project, we will not provide nearly all of the information that would be required of a public reporting company.

**Reduction in Your Subscription**: If we receive subscriptions from accredited investors for more than the total amount we are trying to raise in this Offering, we have the right to (1) increase the amount of money we are raising, (2) reject some of the subscriptions, or (3) reduce subscriptions. Thus, you could end up with fewer Series A Units than you intended, or none at all.

**Lack of Cash to Pay Tax Liabilities**: The Company will be treated as a partnership for Federal income tax purposes. As such, the taxable income and losses of the Project will "pass through" the Company and be reported on the tax returns of Investors. It is possible that for one or more years, the tax liability of an Investor arising from his, her, or its share of the Company taxable income would exceed the cash distributed to the Investor for the year in question, leaving the Investor with an out-of-pocket tax cost.

**Conflicts of Interest**: Conflicts of interest could arise between the Company and Investors. For example:

- It might be in the best interest of Investors if our management team devoted their full time and attention to the Company. However, the Company is only one of the businesses our team will manage.

- It is possible that our Manager will be involved with real estate projects that are competitive with the Project, directly or indirectly.

- The fees to be paid by the Company to the Manager and its affiliates were established by the Manager and were not negotiated at arm's length.

**The Subscription Agreement Limits Your Rights**: The Subscription Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Series A Units:

- In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in the State of Delaware, which might not be convenient for you.

- You would not be entitled to a jury trial.

- You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

- If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys' fees. If you won, we would be required to pay yours.

**The LLC Agreement Limits Investor Rights**: The LLC Agreement limits your rights in some important respects. For example:

- The LLC Agreement significantly curtails your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreement waives any "fiduciary duties" the Manager would otherwise owe to Investors.

- The LLC Agreement limits your right to obtain information about the Company and to inspect its books and records.

- You waive your right to have the Company dissolved by a court.

- Disputes under the LLC Agreement will be governed by Delaware law and handled in Delaware courts.

- The LLC Agreement restricts your right to sell or otherwise transfer your Series A Units.

**Breaches of Security**: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized

access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

**THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.**
**PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.**

# EXHIBIT C-1: REG CF INVESTMENT AGREEMENT

# THE SWANK ATLANTA, LLC

This is an Investment Agreement, entered into on __________________ by and between The Swank Atlanta LLC (the "Company") and ___________________________ ("Purchaser").

**Background**

I. The Company is offering for sale certain of its securities on www.SmallChange.co (the "Platform").

II. The Company and its members are parties to an agreement captioned "The Swank Atlanta LLC Limited Liability Company Operating Agreement" (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). In addition, the Company is sometimes referred to in this Investment Agreement using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2. **Purchase of Shares**.

2.1. **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company a limited liability company interests designated as ___________ [Number of Shares] "Class A Units" for _____________ [Purchase Price] (the "Shares").

2.2. **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3. **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6. **Your Promises**. You promise that:

6.1. **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2. **Review of Information**. You have read all of the information in the Disclosure Document and its Exhibits, including the LLC Agreement.

6.3. **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4. **Third Party Account**. You understand that your money will first be held in an account in one or more third-party financial institutions. If any of these financial institutions became insolvent your money could be lost.

6.5. **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6. **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7. **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8. **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9. **No Transfer**. You understand that securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11. **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares.

6.12. **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13. **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14. **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

6.15. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20. **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23. **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24. **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then you represent that (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.2. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.3. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.3. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

6.26.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8. **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for them.

9. **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

10. **Governing Law**. Your relationship with us shall be governed by the internal laws of Delaware, without considering principles of conflicts of law.

11. **Arbitration**.

11.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares (but not your ownership of Shares or the operation of the Company), either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Atlanta, Georgia, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other

than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13. **Notices**. All notices between us will be electronic. You will contact us by email at mp@strategicprojectsholdings.com. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a “safe sender” so our emails do not get trapped in your spam filter.

14. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can’t sue us for anything else.

15. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Effect of Acceptance**. Even when we accept your subscription by countersigning below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17. **Miscellaneous Provisions**.

17.1. **No Transfer**. You may not transfer your rights or obligations.

17.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word “Headings” in this paragraph), are used only for convenience and have no legal significance.

17.4. **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5. **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

**SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL**

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: ___________________

Investor Signature

**ACCEPTED: THE SWANK ATLANTA, LLC**

**BY: Strategic Projects Capital LLC.**

By: ___________________________

Mothusi Phometsi, CEO

# EXHIBIT C-2: REG D INVESTMENT AGREEMENT

# THE SWANK ATLANTA LLC

This is an Investment Agreement, entered into on ___________________________ by and between The Swank Atlanta LLC (the "Company") and ______________________ ("Purchaser").

**Background**

I. The Company is offering limited liability company interests pursuant to a Confidential Investor Disclosure Document (the "Disclosure Document").

II. The Company and its members are parties to an agreement captioned "The Swank Atlanta LLC Limited Liability Company Operating Agreement" (the "LLC Agreement").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Disclosure Document. The Company is sometimes referred to using words like "we" and "our," and Purchaser is sometimes referred to using words like "you," "your," and "its."

2. **Purchase of Shares**.

2.1. **In General**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company a limited liability company interests designated as __________________ "Class A Units" for $_______________] (the "Shares").

2.2. **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the number of your Shares. We will notify you promptly if this happens.

3. **No Right to Cancel**. You do not have the right to cancel your subscription or change your mind. Once you sign this Investment Agreement, you are obligated to purchase the Shares, even if the amount is reduced pursuant to section 2.2.

4. **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically.

6. **Your Promises**. You promise that:

6.1. **Accuracy of Information**. All of the information you have given to us, whether in this Investment Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

6.2. **Review of Information**. You have read all the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed and understand the LLC Agreement.

6.3. **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

6.4. **Third Party Account**. You understand that your money might first be held in an account in one or more third-party financial institutions. If any of these financial institutions became insolvent your money could be lost.

6.5. **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

6.6. **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

6.7. **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

6.8. **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

6.9. **No Transfer**. You understand that under the terms of the LLC Agreement, the Shares may not be transferred without our consent. Also, securities laws limit transfer of the Shares. Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

6.10. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.11. **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the Shares.

6.12. **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

6.13. **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

6.14. **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any Shares.

6.15. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

6.16. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

6.17. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

6.18. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

6.20. **Enforceability**. This Investment Agreement is enforceable against you in accordance with its terms.

6.21. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Document.

6.22. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

6.23. **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

6.24. **Non-U.S. Purchasers**. If you are neither a citizen or a resident (green card) of the United States, then (i) the offer and sale of Class A Shares is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

6.25. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

6.25.1. **Accredited Investor**. At least one of the following statements is true:

1) Your net worth, excluding your principal residence, is at least $1,000,000.

2) Your income has been at least $200,000 for each of the last two years, and you expect it to be at least $200,000 this year.

3) The combined income of you and your spouse has been at least $300,000 for each of the last two years and you expect it to be at least $300,000 this year.

4) You hold any of the following licenses from the Financial Industry Regulatory Authority (FINRA): a General Securities Representative license (Series 7), a Private Securities Offerings Representative license (Series 82), or a Licensed Investment Adviser Representative license (Series 65).

5) You are an investment adviser registered under the Investment Advisers Act of 1940 (the "Advisers Act") or the laws of any state.

6) You are an investment adviser described in section 203(l) (venture capital fund advisers) or section 203(m) (exempt reporting advisers) of the Advisers Act.

6.25.2. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.25.3. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

6.25.4. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.26. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

6.26.1. **Accredited Investor**. At least one of the following statements is true:

1) Purchaser is a bank, a savings and loan association, a broker-dealer registered under section 15 of the Securities Exchange Act of 1934, an insurance company, or an investment company registered under the Investment Company Act of 1940.

2) You are an investment adviser registered under the Advisers Act or the laws of any state.

3) You are an investment adviser described in section 203(l) (venture capital fund advisers) or section 203(m) (exempt reporting advisers) of the Advisers Act.

4) Purchaser is a corporation, partnership, or limited liability company not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000.

5) Purchaser is a trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person.

6) Purchaser is a "family office," as defined in rule 202(a)(11)(G)-1 under the Advisers Act, if the family office (i) has assets under management in excess of $5,000,000, (ii) was not formed for the specific purpose of acquiring the securities offered, and (iii) is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

7) Purchaser is a "family client," as defined in rule 202(a)(11)(G)-1 under the Advisers Act, of a family office meeting the requirements above, whose investment in the issuer is directed by such family office;

8) Each of the equity owners of Purchaser either (i) is an individual (not an entity) and can truthfully make at least one of the statements in section 6.25.1, or (ii) is an entity and can truthfully make at least one of the foregoing statements in this section 6.26.1.

6.26.2. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

6.26.3. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

6.26.4. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

6.26.5. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

6.26.6. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Investment Agreement, and other written information that the Company has approved in writing in advance.

6.26.7. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

7. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

8. **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for them.

9. **Governing Law**. Your relationship with us shall be governed by Delaware law, without considering principles of conflicts of law.

10. **Execution of LLC Agreement**. If we accept your subscription, then your execution of this Investment Agreement will also serve as your signature on the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

11. **Arbitration**.

11.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

11.2. **Place of Arbitration; Rules**. All arbitration will be conducted in Atlanta, Georgia, unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

13. **Notices**. All notices between us will be electronic. You will contact us by email at mp@strategicprojectsholdings.com. We will contact you by email at the email address you provided on the Platform.. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a “safe sender” so our emails do not get trapped in your spam filter.

14. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can’t sue us for anything else.

15. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

17. **Miscellaneous Provisions**.

17.1. **No Transfer**. You may not transfer your rights or obligations.

17.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

17.3. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

17.4. **No Other Agreements**. This Investment Agreement and the documents it refers to (including the LLC Agreement) are the only agreements between us.

17.5. **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

**SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL**

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement and the LLC Agreement effective on the date first written above.

By: ___________________

Investor Signature

**ACCEPTED: THE SWANK ATLANTA, LLC**

**BY: Strategic Projects Capital LLC.**

By: __________________________

Mothusi Phometsi, CEO

# EXHIBIT D: LLC AGREEMENT

**THE SWANK ATLANTA LLC**
**FIRST AMENDMENT TO**
**LIMITED LIABILITY COMPANY OPERATING AGREEMENT**

THIS FIRST AMENDMENT (the "Amendment") is dated as of August 20, 2024, and entered into by Strategic Projects Capital LLC (Formerly, Strategic Projects Holdings LLC), a Georgia limited liability company having an address of 1000 Peachtree Industrial Blvd, Suite 6479, Suwanee GA 30024, (sometimes the "Manager") and the undersigned Members of The Swank Atlanta LLC ( Formerly called The Swank Atlanta Beltline LLC and sometimes the "Company") owning no less than a majority of the Preferred Series A-1 Non-Voting Membership Interests and Voting Common Unit of the Company.

W I T N E S E T H

WHEREAS, the Manager and the Initial Member previously entered into that certain Limited Liability Company Operating Agreement of the Company dated as of June 7, 2021 (the "LLC Agreement"); and

WHEREAS, the Company sold Preferred Series A-1 Non-Voting Membership Interests (the "Series A Units") pursuant to "Regulation D" providing an exemption from registration otherwise required pursuant to the Securities Act of 1933 under the terms and conditions set forth in the Memorandum; and

WHEREAS, the Company desires to sell additional Series A Units pursuant to an offering exempt from registration under "Regulation Crowdfunding" (17 CFR 227) and desires to make conforming changes to the LLC Agreement to facilitate the sale of such Series A Units, including without limitation, provisions relating to distributions, capital contributions and loans, and references to the Memorandum; and

WHEREAS, the undersigned Managers and Class B Shareholders desire to amend the LLC Operating Agreement to provide for: (a) the replacement of Schedule D to the Operating Agreement, (b) removal of references to the Memorandum as a controlling document, (c) amendment to Section 3.3 regarding additional contributions, (d) the addition of a new Section 3.4 authorizing loans by Members to the Company and specifying the terms of such loans.

NOW, THEREFORE, in consideration of the promises and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Defined Terms. Capitalized terms not defined herein shall have the meanings ascribed to them, as applicable, in the LLC Agreement.
2. Amendment and Restatement of Schedule D. Schedule D to the LLC Agreement shall be replaced in its entirety with Schedule D attached hereto.
3. Definitions. "IRR" shall mean the internal rate of return and is equal to the interest rate at which the net present value of all the cash flows (both positive and negative) from the projects/investments owned by the Company equal zero.
4. Definitions. Management Fee. Shall mean fee to be paid to the Manager by the Company equal to six percent (6%) of the invested amount (total project cost including land cost but excluding costs of capital paid out in two draws with half of the amount due upfront at beginning of the project and the other half midway through construction of the project. In the event the company is unable to raise enough capital at the beginning of the project to afford paying the first half of management fees, then such portion of management fee shall be paid at a later date to be determined by the Manager. At its sole discretion, Management may also choose to defer all or a portion of its fee to be paid at the end of

the project if the company is not able to raise enough capital and if such deference makes it easier to obtain required construction finance debt. In any case, all of management fee to the Manager shall be paid out to the Manager before investor capital returns and distributions.

5. Section 3.3. Additional Contributions. Section 3.3 shall be amended and restated in its entirety as follows:

   "No Member shall be required to contribute additional capital to the Company. A Member may voluntarily purchase additional Membership Interests when offered by the Company or may make a loan to the Company pursuant to Section 3.4 hereof."

6. Section 3.4. Loans to the Company. A new section 3.4 shall be added to the LLC Agreement as follows:

   "Any Member (or an affiliate of such Member) may, but shall not be obligated to, make a loan to the Company, with the written consent of the Manager. Such loan shall bear interest at no lower rate than the applicable federal rate on the date such loan is made (e.g. short-term, medium-term, or long-term depending on the length until maturity and with monthly or annual payments further dictating the rate)."

7. Amendment of Section 4.1.1. The following words shall be added to Section 4.1.1 immediately following "and receive loans from the Company" as follows:

   "(as more specifically set forth and on the terms and conditions specified in Section 3.4 hereof)"

8. Elimination of References to Memorandum. All references to the "Memorandum" shall be eliminated as follows:

   (i) The second "whereas clause" in the recitals shall be eliminated in its

entirety.

(ii) The third "whereas clause" in the recitals shall be eliminated in its entirety.

(iii) The definition of "Agreement" shall be amended to delete ", and the terms of the Memorandum"

9. Other Rights Unaffected. The parties covenant and agree that, except as specifically described herein, all rights, powers, obligations and benefits of the Managers and Members as set forth in the LLC Agreement shall remain unaffected by this Amendment.

10. Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware.

11. Counterparts. This Amendment may be executed in multiple counterparts, including by electronic means (e.g. DocuSign), each of which shall constitute an original document and all of which together shall constitute one Amendment.

[Remainder of Page Intentionally Blank.]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

**Manager:**

Strategic Projects Capital LLC

By: ______________________________
Name: Mothusi Phometsi

**Members:**

______________________________

______________________________

______________________________

______________________________

______________________________

______________________________

[Signature Page to First Amendment to LLC Agreement of The Swank Atlanta LLC]

SCHEDULE D

DISTRIBUTIONS OF CASH FLOW AND CAPITAL PROCEEDS

Cash flow and capital proceeds, after the payment of operating expenses and any debt service then due and owing shall be distributed at such times and in such amounts as reasonably determined by the Manager, as follows:

(i) First, to the repayment of any Member Loans;

(ii) Then the 8% preferred return to each holder of Preferred Series A-1 Non-Voting Membership Interests on his, her, or its unreturned capital contribution;

(iii) Then 80% to each holder of Preferred Series A-1 Non-Voting Membership Interests and 20% to the holder of the Voting Common Unit until the cumulative IRR has reached 24%; then

(iv) 50% to each holder of Preferred Series A-1 Non-Voting Membership Interests and 50% to the holder of the Voting Common Unit.

**THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS, AND CONDITIONS, WHICH ARE SET FORTH HEREIN.**

# LIMITED LIABILITY COMPANY OPERATING AGREEMENT

# OF

# THE SWANK ATLANTA BELTLINE LLC

***A Delaware Limited Liability Company***

**THIS LIMITED LIABILITY COMPANY OPERATING AGREEMENT** of **The Swank Atlanta Beltline LLC** (the "Company") is hereby adopted and entered into as of the 7th day of June 2021, for good and valuable consideration, by the Company and the Initial Members (as defined below).

**WHEREAS**, the Company has been organized in accordance with the provisions of the Delaware Limited Liability Company Act; and

**WHEREAS**, it is intended that the Company operate in accordance with the terms of the Confidential Offering Memorandum of the Company dated June 7, 2021, as amended or supplmented (the "Memorandum"), which accompanies this Agreement; and

**WHEREAS**, in the event of a conflict between the terms of this Agreement and the Memorandum, the terms of the Memorandum shall govern.

**NOW, THEREFORE**, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the parties hereto agree as follows:

## DEFINITIONS

The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"Act" shall mean the Delaware Limited Liability Company Act, as in effect in the State of Delaware, or any corresponding provision or provisions of any succeeding or successor law of such state; provided, however, that any amendment to the Act, or any succeeding or successor law, is applicable to the Company only if the Company has elected to be governed by the Act as so amended or by such succeeding or successor law, as the case may be. The term "Act" shall refer to the Act as so amended or to such succeeding or successor law only after the appropriate election by the Company, if made, has become effective.

**“Affiliate”** shall mean, with respect to any Person, another Person who controls, is under the control of, or is subject to common control with respect to such Person. For the purposes of this definition, “control” means the ability or power to direct the activities of another Person, by ownership of voting interests, contract, agency or otherwise. Notwithstanding the foregoing, the Company (or any Person wholly owned (directly or indirectly) by the Company) shall not be deemed an Affiliate of any Member or Manager.

**"Agreement"** shall mean this Limited Liability Company Operating Agreement as originally executed, as amended, and the terms of the Memorandum, which are incorporated by reference hereto, as the same may be amended from time to time.

“**Available Cash**” shall mean all cash funds of the Company on hand as of the relevant date of determination and legally available for distribution, as determined in good faith by the Manager by Majority Vote.

**“Capital Account”** shall have the meaning set forth in *Section 3.2*.

**"Capital Contribution"** shall mean any contribution to the capital of the Company in cash or property by a Member whenever made.

**"Certificate"** shall mean the Certificate of Formation, as filed with the Secretary of State, as the same may be amended from time to time.

**"Code"** shall mean the Internal Revenue Code of 1986, as the same may be amended from time to time.

**"Company"** shall mean The Swank Atlanta Beltline LLC, a Delaware limited liability company.

**"Fiscal Year"** shall mean the Company's fiscal year, which shall be the calendar year, unless otherwise decided by a Majority Vote of the Manager, or as may otherwise be required by the Code.

**“Initial Members”** shall have the meaning set forth in *Section 2.1*.

**"Majority Interest"** shall mean the aggregate interest of all issued and outstanding Membership Interests of the Company entitled to vote on or consent to the issue in question, which, taken together, constitute a majority (greater than 50%) of all Ownership Percentages.

**"Majority Vote"** shall mean (i) with respect to Members, the affirmative vote or written consent of Members entitled to vote on or consent to the issue in question holding a Majority Interest; and (ii) with respect to the Manager, the vote or written consent of the Manager.

**"Manager"** shall mean the Person from time to time designated as the Manager of the Company, until such time as such Person ceases to be the Manager of the Company in accordance with this Agreement and the Act. A Manager is not required to be a Member of the Company.

**"Member"** shall mean the Initial Members, and any other Person who acquires one or more Membership Interests and is admitted to the Company as a Member in accordance with this Agreement and the Act.

**"Membership Interest"** shall mean each limited liability company membership interest in the Company held by a Member, and collectively a Member’s entire equity interest in the Company, regardless of class or series of such limited liability company membership interests.

**"Officer"** shall mean one or more individuals appointed by the Manager to whom the Manager delegates specified responsibilities. The Manager may, but shall not be required to, create such officers as it deems appropriate, including, but not limited to, a Chief Executive Officer, President, Executive Vice President, Senior Vice Presidents, Vice Presidents, Assistant Vice Presidents, Secretary, and Treasurer. The Officers shall have such duties as are assigned to them by the Manager from time to time. All Officers shall serve at the pleasure of the Manager and the Manager may remove any Officer from office with or without cause and any Officer may resign at any time.

**"Ownership Percentage"** shall mean each Member's ownership percentage in the Membership Interests of the Company, as set forth on the books and records of the Company, calculated by adding up each of such Member's Membership Interests held by him/her/it and dividing that number by the total aggregate number of all classes and series of all issued and outstanding Membership Interests, or as otherwise may be established by the Manager.

**"Percentage Voting Interest"** shall mean the percentage that is derived when the total number of a Member's Membership Interests of Voting Securities held and recorded on the books and records of the Company is divided by the total number of all issued and outstanding Membership Interests of Voting Securities, as may be recorded on the books and records of the Company.

**"Person"** shall mean any person, entity, or other enterprise, including, without limitation, corporations, partnerships, limited liability companies, joint ventures, trusts, governments and other entities.

"**Preferred Series A-1 Non-Voting Membership Interest**" shall mean each Membership Interest in the Company designated as a Preferred Series A-1 Non-Voting Membership Interest. Preferred Series A-1 Non-Voting Membership Interests have no voting rights attributable to them.

**"Treasury Regulations" or "Regulations"** shall mean the federal income tax regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"**Voting Common Unit**" shall mean each Membership Interest in the Company designated as a Voting Common Unit, along with the voting rights attributable to each such Voting Common Unit. Voting Common Units may also be referred to as "Voting Common Membership Interests."

"**Voting Securities**" shall mean all such Membership Interests designated as such and imputed with voting rights as may be ascribed to them by the Manager, including Voting Common Units, and each class and series of Membership Interest listed as a Voting Security in Schedule B hereto, as may be amended from time to time.

## ARTICLE I
## ORGANIZATION

**1.1 Name.** The name of the Company is The Swank Atlanta Beltline LLC. The business of the Company may be conducted under that name or, on compliance with applicable laws, any other name that the Manager of the Company deems appropriate or advisable. The Manager, on behalf of the Company, shall file any certificates, articles, fictitious business name statements, and such other documents, and any amendments and supplements thereto, as the Manager considers appropriate or advisable.

**1.2 Formation and Qualification.** The Initial Members have formed the Company as a Delaware limited liability company under the Act by filing the Certificate of Formation with the Secretary of State.

**1.3 Governing Law.** This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware, including the Act, as amended from time to time, without regard to Delaware's conflicts of laws principles. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that any provision of this Agreement is inconsistent with any provision of the Act, this Agreement shall govern to the extent permitted by the Act.

**1.4 Term.** The term of the Company commenced on the filing of the Certificate and shall be perpetual unless dissolved as provided in this Agreement.

**1.5 Office and Agent.** The principal office of the Company shall be at such place or places of business within or without the State of Delaware as the Manager may determine. The Company shall continuously maintain a registered agent in the State of Delaware as required by the Act. The registered agent shall be as stated in the Certificate or as otherwise determined by the Manager.

**1.6 Purpose of Company.** The purpose of the Company is to engage in all lawful activities, including, but not limited to the following activities:

(a) to (i) (a) to (i) directly or indirectly acquire, hold, own, manage, operate, lease, sell, and, when and if applicable, obtain loans, enter into mortgage transactions (including, but not limited to, "low document" loan transactions), and sell, or otherwise transfer, real estate assets as investment assets; and (ii) carry on any and all activities incidental or related thereto as may be lawfully conducted by a limited liability company under the laws of the State of Delaware; and (ii) carry on any and all activities incidental or related thereto as may be lawfully conducted by a limited liability company under the laws of the State of Delaware; and

(b) to enter into any business arrangement or relationship, exercise all rights and powers and engage in all activities as determined by the Manager, which a limited liability company may legally exercise pursuant to the Act. In furtherance thereof, the Company may exercise all powers necessary to or reasonably connected with the Company's business, which may be legally exercised by limited liability companies under the Act, and may engage in all activities necessary, customary, convenient, or incident to any of the foregoing.

## ARTICLE II
## MEMBERSHIP INTERESTS, VOTING AND MANAGEMENT

**2.1 Initial Members.** The Initial Members of the Company are the Members who are listed in Schedule A hereto.

**2.2 Classes and Series of Membership Interests.** The Company may issue Series A-1 Non-voting Membership Interests, Voting Common Units, and such other series and/or class of securities designated by the Manager. Each of the foregoing are Membership Interests of the Company. Only holders of Voting Securities shall have the right to vote upon any matters upon which Members have the right to vote under the Act or under this Agreement, in proportion to their respective Percentage Voting Interest in the Company.

**2.2.1** Holders of Membership Interests are Members regardless of class or series, or whether or not such Membership Interests are Voting Securities.

**2.2.2** Members may own interests in any and all classes and series of Membership Interests authorized to be issued by the Company.

**2.3 Rights and Preferences of Membership Interests**.

**2.3.1** Membership Interests in the Company shall have the interests, rights, and preferences explicitly designated by the Manager, and/or as expressly provided in this Agreement. Notwithstanding the foregoing, no amendment to this Agreement or designation by the Manager which negatively impacts the interests, rights, or preference of any such existing series or class of Membership Interests can be effected without the approval of the Members, both voting and non-voting, holding a Majority Interest of such series or class of Membership Interest.

**2.3.2** Any other series or class of securities established by the Company in accordance with this Article II shall have only such interests, rights, and preferences, as may be established by the Manager of the Company from time to time.

**2.4 Ownership Interest.** A Member's "Ownership Interest" is the total number of his/her/its Membership Interests, including each class and series so held, together with all of the rights as a Member of the Company that arise from such interests. The Initial Members shall have the initial Ownership Interests that are identified in Schedule A.

**2.5 Management by Manager.**

**2.5.1** The business and affairs of the Company shall be managed only by its Manager. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. The name and address of the current Manager is set out in Schedule C hereto.

**2.5.2** The Members shall have no right to make any decisions with regard to the Company or vote on any matters, notwithstanding the Act, except as otherwise set forth herein and/or determined by the Manager in accordance with this Agreement.

**2.6 Number, Tenure and Qualifications**. The Company shall have one Manager. The number of Managers may be increased or decreased by a Majority Vote of the Members holding Voting Securities. Managers shall hold office until their successor shall have been elected and qualified or until earlier death, disability, resignation, or removal.

**2.7 Certain Powers of the Manager**. Without limiting the generality of *Section 2.5* above, the Manager shall have the power and authority to act on behalf of the Company in order to:

**(a)** acquire property from any Person as the Manager may determine. The fact that a Manager or a Member is directly or indirectly affiliated or connected with any such Person shall not prohibit the Manager from dealing with that Person;

**(b)** borrow money for the Company from banks, other lending institutions, the Manager, Members, or Affiliates on such terms as the Manager deems appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums. No debt shall be contracted or liability incurred by or on behalf of the Company except by the Manager, or by agents or employees of the Company expressly authorized to contract such debt or incur such liability by the Manager;

**(c)** purchase liability and other insurance to protect the Company's property and business;

**(d)** hold any real and/or personal property in the name of the Company;

**(e)** invest any Company funds temporarily, by way of example but not limitation, in time deposits, short-term governmental obligations, commercial paper or other investments;

**(f)** sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan so long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound;

**(g)** execute on behalf of the Company all instruments and documents, including, without limitation: checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company's property, assignments, bills of sale, leases, partnership agreements, operating agreements of other limited liability companies, and any other instruments or documents necessary, in the opinion of the Manager, to the business of the Company;

**(h)** employ accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

**(i)** enter into any and all other agreements on behalf of the Company, with any other Person for any purpose, in such forms as the Manager may approve;

**(j)** pay any Manager a reasonable fee for services;

**(k)** create offices and designate Officers; and

**(l)** do and perform all other lawful acts as may be necessary or appropriate to the conduct of the Company's business.

Unless authorized to do so by the Manager of the Company, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager to act as an agent of the Company in accordance with the previous sentence.

**2.8 Liability for Certain Acts**. Notwithstanding the Act, no Manager or Member shall be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member except loss or damage resulting from the intentional misconduct or knowing violation of law or a transaction for which such Manager received a personal benefit in violation or breach of the provisions of this Operating Agreement. The Manager shall be entitled to rely on information, opinions, reports or statements, including but not limited to financial statements or other financial data prepared or presented by: (i) any one or more Members, Officers or employees of the Company whom the Manager reasonably believes to be reliable and competent in the matter presented; (ii) legal counsel, public accountants, or other persons as to matters the Manager reasonably believes are within the person’s professional or expert competence; or (iii) a committee of which he or she is not a member if the Manager reasonably believes the committee merits confidence.

**2.9 Manager Has No Exclusive Duty to Company**. Any Manager may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Manager or to the income or proceeds derived therefrom. The Manager shall incur no liability to the Company or to any of the Members as a result of engaging in any other business or venture.

**2.10 Bank Accounts**. The Manager may from time to time open bank accounts in the name of the Company, and may designate such Manager to be the sole signatory thereon, unless the Manager determines otherwise.

**2.11 Resignation**. Any Manager of the Company may resign at any time by giving 30 days written notice to the Members who hold Voting Securities. The resignation of any Manager shall take effect upon the date specified in such notice, and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect such Manager's rights as a Member and shall not constitute a withdrawal of that Manager as a Member.

**2.12 Removal**. The Manager may be removed at a special meeting called for that purpose by an affirmative vote of the Members holding at least 75% in the aggregate of Voting Securities entitled to vote on or consent to such removal of the Manager.

**2.13 Vacancies/Election**. Any vacancy of the Manager occurring for any reason shall be filled by the unanimous vote of the Members holding Voting Securities entitled to vote on or consent to such if there is no remaining Manager. Subject to the foregoing, the Manager shall be elected by the Majority Vote of Members holding Voting Securities.

**2.14 New Members.** The Company may determine the maximum number and all classes of Membership Interests it may issue, in the discretion of the Manager. The Company may issue any of such Membership Interests of such class or series it so designates and thereby admit a new Member or Members, as the case may be, to the Company, only if such new Member (i) is approved by the Company; (ii) delivers to the Company his/her/its required capital contribution; and (iii) delivers such additional documentation as the Manager shall reasonably require to so admit such new Member(s) to the Company.

**2.14.1** Upon the admission of a new Member or Members, as the case may be, to the Company, the Capital Accounts of Members, and the calculations that are based on the Capital Accounts, shall be adjusted appropriately.

2.15 **No State-Law Partnership.** The Members intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member or Manager be a partner or joint venturer of any other Member or Manager, for any purposes other than federal and state tax purposes, and this Agreement may not be construed to suggest otherwise.

## ARTICLE III
## CAPITAL ACCOUNTS

**3.1 Initial Capital Contributions.** Each Initial Member has made an equal initial Capital Contribution to the Company at the time of each such Initial Member's execution of this Agreement.

**3.2 Capital Accounts.**

**3.2.1** A separate capital account ("Capital Account") shall be maintained for each Member's Ownership Interest in Series A-1 Non-voting Membership Interests, Voting Common Units, and each such other series or class of Membership Interests that may be established by the Company from time to time.

**3.2.2** The Capital Account(s) of each Member shall be increased by (i) the amount of any cash and the fair market value of any property or services contributed to the Company by such Member (net of any liability secured by such contributed property that the Company is considered to assume or take subject to), and (ii) the amount of income or profits allocated to such Member in accordance with the rights and preferences attributable to the Membership Interests held by such Member. The Capital Account(s) of each Member shall be reduced by (i) the amount of any cash and the fair market value of any property distributed to the Member by the Company (net of liabilities secured by such distributed property that the Member is considered to assume or take subject to on account of his ownership interest), and (ii) the amount of expenses or loss allocated to the Member. If any property other than cash is distributed to a Member, the Capital Accounts of the Members shall be adjusted as if the property had instead been sold by the Company for a price equal to its fair market value and the proceeds distributed.

**3.2.3** No Member shall be obligated to restore any negative balance in his Capital Account(s). No Member shall be compensated for any positive balance in his Capital Account(s) except as otherwise expressly provided herein.

**3.2.4** The Capital Accounts of the Members, and the calculations that are based on the Capital Accounts, shall be adjusted appropriately to reflect any transfer of an interest in the Company, distributions, or additional capital contributions.

**3.2.5** The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with the provisions of U.S. Treasury Regulations Section 1.704-1(b)(2) and shall be interpreted and applied in a manner consistent with such Regulations.

**3.3 Additional Contributions.** Except as otherwise may be expressly provided herein, or as may be determined by the Manager, the Members shall not be required to make additional capital contributions to the Company.

## ARTICLE IV
## MANNER OF ACTING

### 4.1 Officers and Agents of the Company.

**4.1.1** The Manager may authorize any Member or Members of the Company, or other individuals or entities, whether or not a Member, to take action on behalf of the Company, as the Manager deems appropriate. Any Member may lend money to and receive loans from the Company, act as an employee, independent contractor, lessee, lessor, or surety of the Company, and transact any business with the Company that could be carried out by someone who is not a Member; and the Company may receive from or pay to any Member remuneration, in the form of wages, salary, fees, rent, interest, or any form that the Manager deems appropriate and reflects industry standards or norms.

**4.1.2** The Manager may appoint Officers of the Company who, to the extent provided by the Manager, may have and may exercise all the powers and authority of the Members or Manager in the conduct of the business and affairs of the Company. The Officers of the Company may consist of a Chief Executive Officer, a President, a Treasurer, a Secretary, one or more Vice Presidents, Assistant Vice Presidents, or other authorized persons, officers, or agents as may be elected or appointed by the Manager. The Manager may provide rules for the appointment, removal, supervision and compensation of such Officers, the scope of their authority, and any other matters relevant to the positions. The Officers shall act in the name of the Company and shall supervise its operation, within the scope of their authority, under the direction and management of the Manager.

**4.1.3** Any action taken by a duly authorized Officer, pursuant to authority granted by the Manager in accordance with this Agreement, shall constitute the act of and serve to bind the Company, and each Member hereby agrees neither to dispute such action nor the obligation of the Company created thereby.

**4.2 Meetings of the Manager.** No regular, annual, special or other meetings of the Manager are required to be held. Any action that may be taken at a meeting of the Manager may be taken without a meeting by written consent in accordance with the Act. Meetings of the Manager, for any purpose or purposes, may be called at any time by the Manager, or by the Chief Executive Officer or President of the Company, if any. The Manager may designate any place as the place of meeting for any meeting of the Manager. If no designation is made, the place of meeting shall be the principal place of business of the Company.

## ARTICLE V
## ALLOCATIONS AND DISTRIBUTIONS

**5.1 Allocations of Profits and Losses.** Profits and losses shall be allocated among the Members in proportion to their Ownership Interests and subject to the rights and preferences attributable to each class and series of Membership Interest held by such Members. Any special allocations necessary to comply with the requirements set forth in Internal Revenue Code Section 704 and the corresponding Regulations, including, without limitation, the qualified income offset and minimum gain chargeback provisions contained therein, shall be made if the Manager deems these actions to be appropriate.

**5.2 Distributions.**

**5.2.1** Except as otherwise provided in this Agreement, all distributions shall be made to all of the Members in proportion to their Ownership Interests and subject to the distribution rights and preferences attributable to each class and/or series of Membership Interest held by such Members, as may be determined by the Manager in accordance with the provisions of this Agreement, and subject to applicable law, out of funds legally available therefor.

**5.2.2** All such distributions shall be made only to the Members who, according to the books and records of the Company, are the holders of record on the actual date of distribution. The Manager may base a determination that a distribution of cash may be made on a balance sheet, profit and loss statement, cash flow statement of the Company, or other relevant information.

**5.2.3** Neither the Company nor the Members shall incur any liability for making distributions.

**5.2.4** Notwithstanding the foregoing, the Company shall make distributions as provided in Schedule D.

**5.3 Reserved**.

**5.4 Form of Distribution.** No Member has the right to demand and receive any distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other Members except on the dissolution and winding up of the Company.

## ARTICLE VI
## TRANSFER AND ASSIGNMENT OF INTERESTS

**6.1 General Prohibition.** Except as otherwise permitted by this Agreement, no Member may assign, convey, sell, transfer, liquidate, encumber, or in any way dispose of (collectively a "Transfer"), all or any part of his Membership Interests unless otherwise specifically permitted by applicable state and federal securities laws, this Agreement, and any related subscription agreement executed by such Member. In any case, no Member may Transfer any Membership Interests without the prior written consent of the Manager, which consent may be granted or withheld in the Manager's sole discretion, and without first offering the Company the opportunity to redeem such Units, or otherwise offering the remaining members of the Company an opportunity to purchase pro rata such Membership Interests being offered for sale or transfer. Any attempted Transfer of all or any portion of a Membership Interest not otherwise permitted hereunder, shall be null and void and shall have no effect whatsoever.

**6.2 Transfers to Family Members/Affiliates.** Notwithstanding the foregoing, a Member shall be free at any time to Transfer all or any part of his/her Membership Interests to any one or more of that Member's Family Members and/or an Affiliate, provided such Transfer is specifically permitted by applicable state and federal securities laws, or applicable exemption thereto. For purposes of this *Section 6.2*, a Member's "Family Members" shall mean the Member's spouse, children, and trusts for the primary benefit of the Member himself/herself or such spouse or children.

## ARTICLE VII
## ACCOUNTING, RECORDS AND REPORTING

**7.1 Books and Records.** The Company shall maintain complete and accurate accounts in proper books of all transactions of or on behalf of the Company and shall enter or cause to be entered therein a full and accurate account of all transactions on behalf of the Company. The Company's books and accounting records shall be kept in accordance with such accounting principles (which shall be consistently applied throughout each accounting period) as the Manager may determine to be convenient and advisable. The Company shall maintain at its principal office all of the following:

(a) a current list of the full name and last known business or residence address of each Member in the Company set forth in alphabetical order, together with, for each Member, a Capital Account associated with each class and series of Membership Interest held, including entries to these accounts for contributions and distributions;

(b) the Ownership Interest, and Percentage Voting Interest, if any, for each Member;

(c) a copy of the Certificate and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Certificate or any amendments thereto have been executed;

(d) copies of the Company's federal, state and local income tax or information returns and reports, if any, for up to the six most recent taxable years, as applicable;

(e) a copy of this Agreement and any and all amendments hereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

(f) copies of the financial statements of the Company, if any, for up to the six most recent Fiscal Years, as applicable;

(g) the Company's books and records as they relate to the internal affairs of the Company for at least the current and up to the past four Fiscal Years, as applicable;

(h) true and full information regarding the status of the business and financial condition of the Company; and

(i) true and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each became a Member.

**7.2 Inspection of Books and Records.** Each Member has the right, on reasonable request for an appropriate business purpose related to the interest of the Person as a Member or a Manager, to: (a) inspect and copy during normal business hours any of the Company's records described in *Section 7.1*; and (b) obtain from the Company promptly after their becoming available a copy of the Company's federal, state and local income tax or information returns for each Fiscal Year.

**7.3 Filings.** The Manager, at Company expense, shall cause the income tax returns for the Company to be prepared and timely filed with the appropriate authorities. The Manager, at Company expense, shall also cause to be prepared and timely filed with appropriate federal and state regulatory and administrative bodies amendments to, or restatements of, the Certificate and all reports required to be filed by the Company with those entities under the Act or other then current applicable laws, rules, and regulations.

**7.4 Bank Accounts.** The Company shall maintain its funds in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be co-mingled in any fashion with the funds of any other Person or entity.

**7.5 Tax Matters Partner.** The Manager may, in its exclusive discretion, appoint, remove and replace a Tax Matters Partner at any time or times. The Manager shall from time to time cause the Company to make such tax elections as it deems to be in the interests of the Company and the Members generally. The "Tax Matters Partner," as defined in Internal Revenue Code Section 6231, shall represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and shall expend the Company funds for professional services and costs associated therewith.

## ARTICLE VIII
## DISSOLUTION AND WINDING UP

**8.1 Dissolution.** The Company shall be dissolved, its assets shall be disposed of, and its affairs wound up on the first to occur of: (i) the entry of a decree of judicial dissolution pursuant to the Act; or (ii) the written consent of the Manager and all Members holding Voting Securities.

**8.2 Winding Up.** On the occurrence of an event specified in *Section 8.1*, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors. The Manager shall be responsible for overseeing the winding up and liquidation of Company, shall take full account of the assets and liabilities of Company, shall cause such assets to be sold or distributed, and shall cause the proceeds therefrom, to the extent sufficient therefore, to be applied and distributed as provided in *Section 8.4* hereof. The Manager shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company. The Manager shall be entitled to reasonable compensation for such services.

**8.3 Distributions in Kind.** Any noncash assets distributed to the Members shall first be valued at their fair market value to determine the profit or loss that would have resulted if such assets were sold for such value. Such profit or loss shall then be allocated pursuant to this Agreement, and the Members' Capital Accounts shall be adjusted to reflect such allocations. The amount distributed and charged against the Capital Account of each Member receiving an interest in a distributed asset shall be the fair market value of such interest (net of any liability secured by such asset that

such Member assumes or takes subject to). The fair market value of such asset shall be determined by the Manager.

**8.4 Order of Payment of Liabilities on Dissolution.** After a determination that all known debts and liabilities of the Company in the process of winding up, including, without limitation, debts and liabilities to Members who are creditors of the Company, have been paid or adequately provided for, the remaining assets shall be distributed to the Members in proportion to their positive Capital Account balances subject to the rights and preferences of the class and/or series of Membership Interests held, after taking into account profit and loss allocations for the Company's taxable year during which liquidation occurs.

**8.5 Adequacy of Payment.** The payment of a debt or liability, whether the whereabouts of the creditor is known or unknown, shall have been adequately provided for if payment thereof shall have been assumed or guaranteed in good faith by one or more financially responsible Persons or by the United States government or any agency thereof, and the provision, including the financial responsibility of the Person, was determined in good faith and with reasonable care by the Members to be adequate at the time of any distribution of the assets pursuant to this section. This section shall not prescribe the exclusive means of making adequate provision for debts and liabilities.

**8.6 Compliance with Regulations.** All payments to the Members on the winding up and dissolution of Company shall be strictly in accordance with the positive Capital Account balance and Membership Interest series and/or class limitations, and other requirements of Regulations Section 1.704-1(b)(2)(ii)(d), as the Manager deems appropriate.

**8.7 Limitations on Payments Made in Dissolution.** Except as otherwise specifically provided in this Agreement, each Member shall only be entitled to look solely to the assets of the Company for the return of such Member's positive Capital Account balance and shall have no recourse for such Member's Capital Contribution or share of profits (on dissolution or otherwise) against any other Member.

**8.8 Certificate of Cancellation.** The Manager conducting the winding up of the affairs of the Company shall cause to be filed in the office of, and on a form prescribed by the Delaware Limited Liability Company Act, a certificate of cancellation of the Certificate on the completion of the winding up of the affairs of the Company.

## ARTICLE IX
## LIABILITY AND INDEMNIFICATION

**9.1 Limitation on Liability**. Each Member's liability shall be limited as set forth herein and otherwise under the Act.

**9.2 No Liability for Company Obligations**. No Member will have any personal liability for any debts or losses of the Company. Notwithstanding the foregoing, Voting Members only may be asked to personally guarantee certain loan transactions entered into by the Company.

**9.3 Indemnification by Company.** To the fullest extent permitted by the Act, the Company shall indemnify each Manager and Member and make advances for expenses to each Manager and Member arising from any loss, cost, expense, damage, claim or demand, in connection with the Company, the Manager’s or Member’s status as a Manager or Member of the Company, the Manager’s or Member’s participation in the management, business and affairs of the Company or such Manager’s or Member’s activities on behalf of the Company. To the fullest extent permitted by the Act, the Company shall also indemnify its Officers, employees and other agents who are not Managers or Members arising from any loss, cost, expense, damage, claim or demand in connection with the Company, any such Person’s participation in the business and affairs of the Company or such Person’s activities on behalf of the Company.

**9.4 Insurance.** The Company shall have the power to purchase and maintain insurance on behalf of any Person who is or was a Manager or an agent of the Company against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as a Manager or an agent of the Company, whether or not the Company would have the power to indemnify such Person against such liability under applicable law.

## ARTICLE X
## MISCELLANEOUS

**10.1 Notices.** Except as otherwise expressly provided herein, any notice, consent, authorization or other communication to be given hereunder shall be in writing and shall be deemed duly given and received when delivered personally, when transmitted by facsimile if receipt is acknowledged by the addressee, one business day after being deposited for next-day delivery with a nationally recognized overnight delivery service, or three business days after being mailed by first class mail, charges and postage prepaid, properly addressed to the party to receive such notice at the address set forth in the Company's records.

**10.2 Severability.** If any provision of this Agreement, or the application of such provision to any Person or circumstance, shall be held by a court of competent jurisdiction to be invalid or unenforceable, the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those to which it is held to be invalid or unenforceable, shall not be affected thereby.

**10.3 Binding Effect.** Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

**10.4 Counterparts.** This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile or other electronic transmission (including, without limitation, exchange of PDFs by electronic mail) shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of a Party hereto transmitted by facsimile or other electronic means shall be deemed to be its/his/her original signature for all purposes. In proving this Agreement it shall not be necessary to produce or account for more than one such counterpart signed by the Party against whom enforcement is sought.

**10.5 Entire Agreement.** This Agreement contains the entire agreement of the parties regarding the subject matter of this Agreement, and supersedes all prior or contemporaneous written or oral negotiations, correspondence, understandings and agreements between or among the parties, regarding the subject matter of this Agreement.

**10.6 Further Assurances.** Each Member shall provide such further information with respect to the Member as the Company may reasonably request, and shall execute such other and further certificates, instruments and other documents, as may be necessary and proper to implement, complete and perfect the transactions contemplated by this Agreement.

**10.7 Headings; Gender; Number; References.** The headings of the sections hereof are solely for convenience of reference and are not part of this Agreement. As used herein, each gender includes each other gender, the singular includes the plural and vice versa, as the context may require. All references to sections and subsections are intended to refer to sections and subsections of this Agreement, except as otherwise indicated.

**10.8 Parties in Interest.** Except as expressly provided in the Act, nothing in this Agreement shall confer any rights or remedies under or by reason of this Agreement on any Persons other

than Members and Managers, and their respective successors and assigns, nor shall anything in this Agreement relieve or discharge the obligation or liability of any third party Person to any party to this Agreement, nor shall any provision give any third party Person any right of subrogation or action over or against any party to this Agreement.

**10.9 Amendments.** All amendments to this Agreement, and each amendment or waiver of any provision of this Agreement, must be in writing and approved by the sole Manager, or by the Manager, as the case may be; *provided*, *however*, that any proposed amendment that would materially adversely affect (i) a particular class or series of Members or Membership Interests disproportionately (relative to its effects on Members holding any other class and/or series of Membership Interest), shall also require the prior written consent of such Members, or Members holding a Majority Interests of the class and/or series of Membership Interest, so affected, or (ii) a particular Member disproportionately (relative to its effects on other Members holding the same class and/or series of Membership Interest), or that purport to change the class and/or series of the Membership Interest held by such Member, shall also require the prior written consent of the Member so affected. Any amendments approved in accordance with this *Section 10.9* shall be binding upon the Company and all Members.

**10.10 Remedies Cumulative.** Subject to Article IX, remedies under this Agreement are cumulative and shall not exclude any other remedies to which any Manager or Member may be lawfully entitled.

**10.11 Jurisdiction and Venue.** The Company and each Member hereby expressly agrees that if, under any circumstances, any dispute or controversy arising out of or relating to or in any way connected with this Agreement shall be the subject of any court action at law or in equity, such action shall be filed exclusively in the courts of the State of Delaware or of the United States of America located in the State of Delaware in the jurisdiction where the asset is located.

**10.12 Application of Delaware Law.** This Agreement, and the application or interpretation hereof, shall be governed exclusively by its terms and by the Act.

**10.13 Waivers**. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

**10.14 Exhibits and Schedules**. All exhibits and schedules referred to in this Agreement and attached hereto are incorporated herein by this reference.

**10.15 Determination of Matters Not Provided for in This Agreement**. The Manager shall decide any and all questions arising with respect to the Company and this Agreement, which are not specifically or expressly provided for in this Agreement.

**10.16 No Partnership Intended for Non-Tax Purposes**. The Initial Members have formed the Company under the Act, and expressly disavow any intention to form a partnership under Delaware's partnership laws, or the partnership act or laws of any other state. The Members do not intend to be partners one to another or partners as to any third party except for tax purposes. To the extent any Member, by word or action, represents to another person that any other Member is a partner or that the Company is a partnership, the Member making such wrongful representation shall be liable to any other Member who incurs personal liability by reason of such wrongful representation.

*- Signature Page Follows -*

**IN WITNESS WHEREOF**, this Limited Liability Company Operating Agreement has been duly executed by or on behalf of the parties hereto as of the date first above written.

| **COMPANY:** | **INITIAL MEMBER** |
|---|---|
| **The Swank Atlanta Beltline LLC**<br>By: ____________<br>Mothusi Phometsi<br>Authorized Person | **Strategic Projects Holdings LLC**<br>By: ____________<br>Mothusi Phometsi<br>Authorized Person |

**SCHEDULE A**

**INITIAL MEMBERS**

| MEMBER | PERCENTAGE OF VOTING MEMBERSHIP INTERESTS | SERIES/CLASS OF MEMBERSHIP INTERESTS |
|---|---|---|
| **Strategic Projects Holdings LLC** | 100% | Voting Common Units |

**SCHEDULE B**

**SECURITIES WITH VOTING INTERESTS**

¶ Voting Common Units

## SCHEDULE C

## SOLE MANAGER OF THE COMPANY

| **<u>NAME</u>** | **<u>ADDRESS</u>** |
|---|---|
| **Strategic Projects Holdings LLC** | **3490 Piedmont Road NE, Suite 660<br>Atlanta, Georgia 30305** |

## ***MEMBER SIGNATURE PAGE***

The undersigned does hereby represent and warrant that the undersigned, as a condition to becoming a Member of THE SWANK ATLANTA BELTLINE LLC, has received a copy of the Operating Agreement dated as of June 7, 2021, and, if applicable, all amendments and modifications thereto, and does hereby agree that the undersigned, along with the other parties to this Operating Agreement, shall be subject to and comply with all terms and conditions of this Operating Agreement in all respects as if the undersigned had executed said Operating Agreement on the original date thereof and that the undersigned is and shall be bound by all of the provisions of said Operating Agreement from and after the date of execution hereof.

***Individuals:***

________________________________
Name of Individual Member (Please Print)

________________________________
Signature of Individual

________________________________
Name of Joint Individual Member (Please Print)

________________________________
Signature of Joint Individual Member

***Entities:***

________________________________
Name of Entity (Please Print)

________________________________
Print Name and Title of Officer

________________________________
Signature of Officer

**Agreed and Accepted on Behalf of the Company and its Members:**

**The Swank Atlanta Beltline LLC**

By: ________________________________

Its: ________________________________

## SCHEDULE D

## PAYMENTS AND ALLOCATIONS

**As provided in the Memorandum.**

# EXHIBIT E: SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES

The following summarizes some of the U.S. Federal income tax consequences of acquiring Class A Units. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring Class A Units, could change in the future.

This is only a summary, applicable to a generic Investor who is an individual and a citizen or resident of the United States. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

This summary does not address the tax laws of any jurisdiction other than the United States.

**Classification as a Partnership**

Both the Company and the Project Entity will be treated as partnerships for Federal income tax purposes. If the Company or the Project Entity were treated as a corporation and not as a partnership, the profits and gains from the Project would generally be subject to at least two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

**Federal Income Taxation of the Company and its Members**

Because they will be treated as partnerships, neither the Company nor the Project Entity will be subject to Federal income taxes. Instead, each Investor will be required to report on his personal Federal income tax return his, her, or its distributive share of the income, gains, losses, deductions and credits for the taxable year from the Project, whether or not the Investor receives any actual distributions. Each Investor's distributive share of such items will be determined in accordance with the Project LLC Agreement and the Company LLC Agreement.

**20% Deduction for Pass-Through Entities**

In general, the owners of a partnership, or an entity (like the Company) that is treated as a partnership for Federal income tax purposes, may deduct up to 20% of the amount of taxable income and gains allocated to them by the partnership, excluding certain items like interest and capital gains. However, the deduction claimed by any owner may not exceed the greater of:

- The owner's share of 50% of the wages paid by the partnership; or
- The sum of:
    - The owner's share of 20% of the wages paid by the partnership; plus
    - The owner's share of 2.5% of the cost of certain depreciable assets of the partnership.

The Project Entity does not expect to pay wages, but it will own depreciable assets. Consequently, Investors should be entitled to a deduction for a portion of the ordinary business income of the Company

allocated to them, but it is impossible to predict how much. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

**Deduction of Losses**

Each Investor may deduct his, her, or its allocable share of the losses from the Project, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Project against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

**Tax Basis**

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Class A Unit. An Investor's tax basis will initially equal his, her, or its capital contribution (*i.e.*, the purchase price for your Class A Unit). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor; his, her, or its allocable share of taxable and tax-exempt income; and his, her, or its share of certain liabilities. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives; his, her, or its allocable share of losses and deductions; and any decrease in his, her, or its share of liabilities.

**Limitations of Losses to Amounts at Risk**

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of losses to the extent the losses exceed the amount the Investor is considered to have at risk. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (*i.e*., the purchase price for the Interest); his, her, or its basis in other contributed property; and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

**Limitations on Losses from Passive Activities**

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these

rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company and the Project Entity will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his entire Interest in a taxable transaction.

**Limitation on Capital Losses**

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

**Limitation on Investment Interest**

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase an Class A Unit and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

**Treatment of Liabilities**

When the Company or the Project Entity borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules), each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company or Project Entity repays loans or an Investor disposes of his, her, or its Class A Unit) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

**Allocations of Profits and Losses**

The profits and losses of the Project will be allocated among all the owners of the Company and the Project Entity in the manner described in the Company LLC Agreement and the Project LLC Agreement.

In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each owner is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss among the owners.

**Sale or Exchange of the Class A Units**

In general, the sale of Class A Units by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Interest has been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of an Class A Unit, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers an Class A Unit at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of an Class A Unit will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Class A Unit. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Class A Unit against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of an Class A Unit by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his pre-death basis in his Class A Unit. The deceased Investor's transferee will get a basis in the Class A Unit equal to its fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

**Treatment of Distributions**

Upon the receipt of any distribution of cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and

marketable securities he, she, or it receives exceeds his, her, or its basis in the Class A Unit. Any such gain generally will be considered as gain from the sale of the Class A Units.

**Alternative Minimum Tax**

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

**Taxable Year**

Both the Company and the Project Entity will report income and losses using the calendar year and each Investor that is an individual or an entity with a calendar fiscal year will report his or its share of income and losses for the calendar year. Entity Investors using a non-calendar fiscal year will report income and losses for the Company's taxable year ending on the December 31st that falls within the fiscal year of such entity Investor.

**Section 754 Election**

The Company may, but is not required to, make an election under Code §754 on the sale of an Class A Unit or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

**Unrelated Business Taxable Income for Tax-Exempt Investors**

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Under these rules, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

**Tax Returns and Tax Information; Audits; Penalties; Interest**

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of an Class A Unit. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company

items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his tax return consistent with the treatment on the Company's information return or file a statement with his tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

**Backup Withholding and Reporting**

We will be required to report information to the IRS on certain distributions. In addition, we will be required to withhold tax from our payments to you under some circumstances. Any amounts withheld will be allowed as a refund or a credit against your U.S. Federal income tax liability provided the required information is furnished to the IRS on a timely basis.

**Other Tax Consequences**

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, State and local income or inheritance taxes, or taxes imposed by non-U.S. jurisdictions. Prospective Investors should consult their own tax advisors with respect to such matters.

# EXHIBIT F: FINANCIAL STATEMENTS

# THE SWANK ATLANTA LLC
# UNAUDITED FINANCIAL STATEMENTS
# DECEMBER 31, 2023 & 2022

THE SWANK ATLANTA LLC

UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2023

## CONTENTS

## Management's Responsibility Assertion for Unaudited Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

We, as members of management of The Swank Atlanta LLC have reviewed this Annual Disclosure Statement for the twelve months ended December 31, 2023 of The Swank Atlanta LLC;

Based on our knowledge, this disclosure statement does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this disclosure statement; and

Based on our knowledge, the unaudited financial statements, and other financial information included or incorporated by reference in this disclosure statement, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this disclosure statement.

**THE SWANK ATLANTA LLC**
**UNAUDITED BALANCE SHEETS**

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and Cash Equivalents | $ 546 | $ 3,015 |
| Prepaid expenses | $ - | $ 1,000 |
| Other assets | $ 19,881 | $ - |
| **TOTAL CURRENT ASSETS** | $ 20,427 | $ 4,015 |
| **NON-CURRENT ASSETS** | | |
| PPE (Net of Depreciation) | $ 1,473,230 | $ 1,487,277 |
| **TOTAL NON-CURRENT ASSETS** | $ 1,473,230 | $ 1,487,277 |
| **TOTAL ASSETS** | **$ 1,493,657** | **$ 1,491,292** |
| LIABILITIES AND MEMBERS' | | |
| **CURRENT LIABILITIES** | | |
| Customer Prepayment | $ 4,900 | $ 4,900 |
| Loans payable | $ 1,158,226 | $ 1,037,823 |
| Accrued interests and expenses | $ 12,125 | $ 6,333 |
| **TOTAL CURRENT LIABILITIES** | $ 1,175,251 | $ 1,049,056 |
| **TOTAL LIABILITIES** | $ **1,175,251** | $ **1,049,056** |
| MEMBERS' EQUITY | | |
| Investors 'Contributions | $ 687,532 | $ 687,532 |
| Accumulated deficit | $ (369,126) | $ (245,296) |
| TOTAL MEMBERS' EQUITY | **$ 318,406** | **$ 442,236** |
| TOTAL LIABILITIES & MEMBE | **$ 1,493,657** | **$ 1,491,292** |

The accompanying notes are an integral part of these unaudited financial statements

**THE SWANK ATLANTA LLC**
**UNAUDITED STATEMENTS OF OPERATIONS**

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| **REVENUES:** | | |
| Total Revenues | $ 34,800 | $ 5,800 |
| Cost of sales | $ - | $ - |
| **Gross (Loss) Profit** | **$ 34,800** | **$ 5,800** |
| Operating Expenses | | |
| General and Administrative | $ 36,215 | $ 51,126 |
| Professional | $ 6,274 | $ 6,617 |
| Depreciation | $ 14,047 | $ 10,535 |
| Interest | $ 102,094 | $ 88,193 |
| TOTAL OPERATING EXPENSES | **$ 158,630** | **$ 156,471** |
| **LOSS FROM OPERATIONS** | **$ (123,830)** | **$ (150,671)** |
| **NET LOSS** | **$ (123,830)** | **$ (150,671)** |

The accompanying notes are an integral part of these unaudited financial statements

**THE SWANK ATLANTA LLC**
**UNAUDITED STATEMENTS OF CASH FLOWS**

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| **OPERATING ACTIVITIES:** | | |
| Net loss | $ (123,830) | $ (150,671) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation expense | $ 14,047 | $ 10,535 |
| Interest expense | $ 102,094 | $ 88,193 |
| Non-Cash Adjustments | $ - | $ (68,278) |
| Changes in operating assets and liabilities: | | |
| Other Assets | $ (19,954) | $ 23,125 |
| Prepaid expenses | $ 1,000 | $ (1,000) |
| Customer Prepayments | $ - | $ 4,900 |
| **NET CASH USED IN OPERATING ACTIVITIES** | **$ (26,643)** | **$ (93,196)** |
| **INVESTMENT ACTIVITIES:** | | |
| Property related expenses i.e. surveys & architect fees | $ - | $ (28,740) |
| Purchase of Building | $ - | $ (421,409) |
| Purchase of Land | $ - | $ (137,943) |
| **NET CASH USED IN INVESTMENT ACTIVITIES** | **$ -** | **$ (588,092)** |
| **FINANCING ACTIVITIES:** | | |
| Loans Payable | $ 120,403 | $ 464,796 |
| Interest expense | $ (96,229) | $ (86,833) |
| Net proceeds from Invest | $ - | $ 295,530 |
| **NET CASH PROVIDED BY FINANCING ACTIVITIES** | **$ 24,174** | **$ 673,493** |
| **INCREASE (DECREASE) IN CASH** | $ (2,469) | $ (7,795) |
| **CASH-BEGINNING OF PERIOD** | $ 3,015 | $ 10,810 |
| **CASH-END OF PERIOD** | **$ 546** | **$ 3,015** |

The accompanying notes are an integral part of these unaudited financial statements

**THE SWANK ATLANTA LLC**
**UNAUDITED STATEMENT OF CHANGES IN MEMBERS 'EQUITY**
**For the Years Ended**
**December 31, 2023 and 2022**

| | | Preferred Series A-1 Non-Voting Membership Interest | | Accumulated Deficit | | Total of M e m b e r Equity |
|---|---|---|---|---|---|---|
| Balance December 31, 2021 | $ | 392,002 | $ | (94,625) | $ | 297,377 |
| I n v e s t o r ' Contributions | $ | 295,530 | $ | - | $ | 304,530 |
| Net Loss | $ | - | $ | (150,671) | $ | (150,671) |
| **Balance December 31, 2022** | **$** | **687,532** | **$** | **(245,296)** | **$** | **442,236** |
| Net Loss | $ | - | $ | (123,830) | | (123,830) |
| **Balance December 31, 2023** | **$** | **687,532** | **$** | **(369,126)** | **$** | **318,406** |

The accompanying notes are an integral part of these unaudited financial statements

**Note 1: Description of Entity/ Business:**

The Company was incorporated under the laws of the The
Swank Atlanta Beltline LLC., later registered under
Atlanta LLC. on July 17, 2021.

The Company is engaged in the business of directly,
sell, and, when and if applicable, obtain loans, en
"low down" transactions), and sell, or otherwise t
(ii) carry on any activities incidental or related thereto
liability company under the laws of the State of De
related thereto as may be lawfully conducted by the
Delaware.

Mothusi Phometsi holds the position of CEO and mana
of Series A Non-Voting Membership Interests and the balance

**Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Accounting Method

The financial statements are prepared using an Ac
significant receivables, payables, using generally accept
principles in the United States of America (USGAAP)

Property and Depreciation

Property and equipment are stated at cost. Deprecia
estimated lives:

Category Estimated Life
Buildings

Expenditures for maintenance and repairs are charged
that extend the useful lives of the assets are capitalized. Long
impairment whenever events or changes in circumstances indicate that the carr
not be recoverable. In the event that facts and circumstances indicate that the
may be impaired, an evaluation of recoverability would be
accounting principles.

Income Taxes

The Company is a Partnership and not liable of Company income taxes,
taxed on their proportionate share of the taxable income. The Company's, for
federal income taxes has been included in the finan

Revenue Recognition

The entity generates revenue by letting their build
Revenues are recognized when the perfoasmsaitciesdfoivbelriga
of time when the tenant is renting the building and

As per ASC 606, the Entity applies the following fi
be recognizietds aosb liitg afulfilsl lusnder each of its arrang

Identify the contract with a customer.
Identify the performance obligations in the con
Determine the transaction price.
Allocate the transaction price to performance o
Recognize revenue as the performance obligation

The company has recognized a ae$5,n8u0e0 ofur$i3n4g,8t0h0e dyue

**Cash and Cash equivalents**

For purpose of financial statement and cash flows, the organization considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents. The company holds $546 for 2023, $3,015 for 2022 as cash and cash equivalents, which only consist of cash at the bank. The company does not have any cash in hand or short-term liquid investments.

Estimates

The preparation of financial statements in conformi
management to maaskseumepsttiiomnast.e sThhose estimates and assu
of assets and liabilities, the disclosure of conti
expenses. On an ongoing basis, mamnpatgieomnesnt beavsaeldu aotn
information. Management believes the estimates and
however, actual results could differ from those est

Note 3: Liquidity and Going concern

In fiscal year 2a0n2y3 i&n c2u0r2r2e,d 1 2ta3h,&e3 $01 5l0o,s6s7 1o fre$spectiv
December 31, 2023 & 2022 the Company had an accumu
and a working 1c,a1p5i4t&a1$2l4,6o,f0r4e1sp$ectively. Together, t
substantial doubt's reabgialrditying tthoe cCoonmtpianuye as a going
December 31st, 2022. However, management has assessed thes
strategies to mitigate these uncertainties, includi
up townhouses on the land acquired by the company's
operations.

The financial nsotatieenmcelnutdse aandyjustmeints that might r
uncertainty.

Note 4: Related Party Transaction:

| Name of Related Party | Relationship with The Swank Atlanta LLC | Nature of Transactions Executed with The Swank Atlanta LLC during the year | Total amount paid/ received during the year 2023 | Total amount paid/ received during the year 2022 |
|---|---|---|---|---|
| MOTHUSI PHOMETSI | CEO | Provides credit facility to entity | Principal - $110,403 Interest Accrued- $5,163 | Principal –(7,735) Interest Accrued - $1,104 |
| STRATEGIC PROJECTS HOLDINGS LLC | Shares/Interests of entity | Provides credit facility to entity | Interest Accrued- $487 | Interest Accrued- $256 |
| STRATEGIC PROJECTS INC. | 100% Owned by Mothusi Phometsi | Provides Architectural services to entity | $ - | Architect fees- $18,800 |

**Note 5: Property Plant and Equipment (Net of depreciation):**

| Particulars | Year 2023 | Year 2022 |
|---|---|---|
| Land (997 & 999 Memorial Drive) | $881,585 | $881,585 |
| Land (309 Stovall Street) | $137,943 | $137,943 |
| Building (309 Stovall Street) | $421,408 | $421,408 |
| Property related expenses i.e. surveys & architect fees | $56,876 | $56,876 |
| Accumulated Depreciation | ($24,582) | ($10,535) |
| **Total** | **$1,473,230** | **$1,487,277** |

Note 6: Other Assets:

Loan fees are made up of loan origination fees [illegible]
method over [illegible] December 31, 2023 [illegible]

**Note 7: Current Liabilities:**

| Particulars | Year 2023 | Year 2022 |
|---|---|---|
| Customer Prepayments | $4,900 | $4,900 |
| Accrued interest and expenses | $12,125 | $6,333 |
| **Total (A)** | **$17,025** | **$11,233** |

**Note 8: Loans Payable:**

| Particulars | Year 2023 | Year 2022 |
|---|---|---|
| Earnest money loan- Strategic Projects Holdings LLC | $10,000 | $10,000 |
| Short term loan –Mothusi Phometsi | $148,226 | $37,823 |
| Short term loan –Ez Fast Pharmacy | $ 30,000 | $30,000 |
| Mortgage to Paces Funding | - | $ 960,000 |
| 23600 SW 122 AVE LL & Assets & Equity LLC | $ 570,000 | - |
| Mario Marcelo Klein | $400,000 | - |
| **Total (B)** | **$1,158,226** | **$1,037,823** |
| **Total Liabilities (A+B)** | **$1,175,251** | **$1,049,056** |

**Mortgage to Paces Funding**

Loan 1: During the year ended December 31, 2021, The Swank Atlanta LLC (Borrower), has taken loan amounted $ 568,000 at an interest of 11% p.a from Pace Funding (Lender).The maturity date is changed to August 20, 2023 by modification of agreement on August 15, 2022. As per the repayment terms in loan agreement, borrower will pay interest amount ($5,207), beginning on October 1, 2021 and a single balloon payment of entire unpaid balance of principal and interest will be due on August 20, 2023. This loan is secured by 997&999 Memorial Drive, Atlanta, Georgia 30317. If payment is more than 5 days late, Company will be liable for a late fee of 10% of the monthly payment.

Loan 2: During the year ended December 31, 2022, The Swank Atlanta LLC (Borrower), has taken loan amounted $ 392,000 at an interest of 10.75% p.a from Pace Funding (Lender). As per the repayment terms in loan agreement, Borrower will pay interest amount ($3,512), beginning on June 1, 2022 and a single balloon payment of entire unpaid balance of principal and interest will be due on March 31, 2023. This loan is secured by 309 Stovall Street, Atlanta, Georgia 30316. If payment is more than 5 days late, Company will be liable for a late fee of 10% of the monthly payment.

Loan 1 & 2 from the Paces Funding have been paid off by way of refinancing.

**Loan from 23600 SW 122 AVE LLC and Assets & Equity LLC**

During the year ended December 31, 2023, The Swank Atlanta LLC (Borrower), has taken loan amounted $ 570,000 at an interest of 12.75% p.a from 23600 SW 122 AVE. LLC- $300,000 Assets & Equity LLC- $270,000 (Lender). As per the repayment terms in loan agreement, The Swank Atlanta promises to pay to the order of Noble Park Capital Management, a Delaware limited liability company, as servicer on behalf of owner and holder 23600 SW 122 AVE. LLC- $300000 Assets & Equity LLC-$270000. The Swank Atlanta will pay interest amount, beginning on October 1, 2023 and a single balloon payment of entire unpaid balance of principal and interest will be due on August 18, 2024. This loan is secured by 997-999 Memorial Drive Southeast, Atlanta, GA 30316. If payment is more than 5 days late, Company will be liable for a late fee of 10% of the monthly payment.

**Loan from Mario Marcelo Klein**

During the year ended December 31, 2023, The Swank Atlanta LLC (Borrower), has taken loan amounted $ 400,000 at an interest of 12.75% p.a from Mario Marcelo Klien (Lender). As per the repayment terms in loan agreement, The Swank Atlanta promises to pay to the order of Noble Park Capital Management, a Delaware limited liability company, as servicer on behalf of Mario Marcelo Klein. The Swank Atlanta will pay interest amount, beginning on June 1, 2023 and a single balloon payment of entire unpaid balance of principal and interest will be due on March 30, 2024. This loan is secured by 309 Stovall Street Southeast, Atlanta, GA 30316. If payment is more than 5 days late, Company will be liable for a late fee of 10% of the monthly payment.

**Note 9: Members' Equity:**

The Members' Equity is $318,406 for 2023, is $442,236 for 2022, comprising of Investors 'Contribution, and Accumulated deficit. The Company is owned by Strategic Projects membership [illegible] holds [illegible] of CEO and manages Th 25.07% holding [illegible] Membership Interests and the b partners.

**Note 10: Subsequent Event:**

Management evaluated subsequent events through the date of review report and company has found subsequent events that should be disclosed.

The short-term loan from EZ Fast Pharmacy for $34,840 is being modified as on September 5th, 2024 and now the maturity date for the same will be December 31st, 2024.

The promissory note from 23600SW 122 AVE LLC and Assets & Equity LLC is modified as on August 18th, 2024 and now the maturity date for the same will be February 18th, 2025.

# EXHIBIT G: BACKGROUND CHECKS

crowdcheck badactorreport

1. Name of covered person: The Swank Atlanta LLC
2. Date: June 4, 2024

This Bad Actor Report summarizes the results o
and agency records that cover each of the enum
disqualification from offering securities unde
require disclosure.

3. Summary: Our investigation revealed that The ... A
Not disqualified

Criminal Convictions: Felony or misdemeanor conviction ... nne
of a security, involving the making of any f ... il
business of an underwriter, broker, dealer, ... pa
solicitor of purchasers of securities.

Details: No information indicating a criminal convict

Civil Orders, Judgments, and Decrees: Order, judgment or decree ... y
jurisdiction that restrains or enjoins a the ... ed
any conduct or practice in connection with t ... ch
of any false filing with the SEC, or arising ... of
broker, dealer, municipal securities dealer, investm
securities.

Details: No information indicating a civil order, jud

Regulatory Authority Final Orders: Orders of a state securi ... om
state insurance commission, federal banking ... to
Commission, or the National Credit Union Adm ... at
association with any entity regulated by suc ... is
the business of securities, insurance or banking; en
activities; or that constitutes a final order based
prohibits fraudulent, manipulative or deceptive cond

Details: No information indicating a regulatory order

SEC Regulated Person Orders: Order of the SEC entered purs ... to
Securities Exchange Act, or Section 203(e) o ... of
suspends or revokes the covered person's reg ... io
dealer or investment adviser; places limitat ... n
covered person; or bars the covered person from bein
the offering of any penny stock.

Details: No information indicating a regulated person

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

| | |
|---|---|
| SEC Cease-and-Desist Order: Order of the SEC that orders ... ove from committing or causing a violation of or ... e provision of the federal securities laws; or ... on<br><br>Details: No information indicating a SEC cea... -de | |
| Self-Regulatory Organization Order: Suspension or expulsion f... mbe suspension or bar from association with a me... of, registered national or affiliated securities ... ia conduct inconsistent with just and equitable ... ip<br><br>Details: No information indicating a self-regulatory | |
| SEC Stop Order: Participation in any registration s... ent filed with the SEC that was the subject of a ... al Regulation A exemption.<br><br>Details: No information indicating a SEC sto... r w | |
| USPO Order: United States Postal Service false r... nt order or preliminary injunction with respect t... nd to constitute a scheme or device for obtaini... ey representations.<br><br>Details: No information indicating a USPO order was f | |
| Other Information: Results for searches covering a Soc... cu arrests, federal and county criminal records ... of records, and international watch lists. Thi... rm particular securities offering.<br><br>Details: No derogatory other information was found. | |

Important information: Board Action Report by CrowdCheck is pro
issuers and intermediaries establish that they ha
whether any covered persons involved in the offer
disqualifications that prevent the issuer from co
disclosure. While the search conducted by CrowdC
that the search will identify all disqualifying e
possible with expensive in-person investigation,
the subject person had lived. Additionally, false
individuals that will require further efforts on
only checks persons that are identified to it as
establishing whether any given individual is a "c
do not constitute legal advice or investment advi
CrowdCheck, you agree to hold CrowdCheck harmless
liability that may result from the information pr

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

crowdcheck badactorreport

1. Name of covered person: Strategic Projects Cap
2. Date: June 4, 2024

This Bad Actor Report summarizes the results o and agency records that cover each of the enum disqualification from offering securities unde require disclosure.

| | |
|---|---|
| 3. Our investigation revealed that Str : P | |
| : Felony or misdemeanor conviction nne of a security, involving the making of any f il business of an underwriter, broker, dealer, pa solicitor of purchasers of securities.<br><br>: No information indicating a criminal convict | |
| : Order, judgment or decree y jurisdiction that restrains or enjoins a the ed any conduct or practice in connection with t ch of any false filing with the SEC, or arising of broker, dealer, municipal securities dealer, investm securities.<br><br>: No information indicating a civil order, jud | |
| : Final order of a state securi com state insurance commission, federal banking to Commission, or the National Credit Union Adm at association with any entity regulated by suc his the business of securities, insurance or banking; en activities; or that constitutes a final order based prohibits fraudulent, manipulative or deceptive cond<br><br>: No information indicating a regulatory order | |
| : Order of the SEC entered purs to Securities Exchange Act, or Section 203(e) o of suspends or revokes the covered person's reg io dealer or investment adviser; places limitat n covered person; or bars the covered person from bein the offering of any penny stock.<br><br>: No information indicating a regulated person | |

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

| | |
|---|---|
| SEC Cease-and-Desist Order: Order of the SEC that orders … ove<br>from committing or causing a violation of or … e<br>provision of the federal securities laws; or … on<br><br>Details: No information indicating a SEC cea… -de | ✓ |
| Self-Regulatory Organization Order: Suspension or expulsion f… mbe<br>suspension or bar from association with a me… of,<br>registered national or affiliated securities … ia<br>conduct inconsistent with just and equitable … ip<br><br>Details: No information indicating a self-regulatory | ✓ |
| SEC Stop Order: Participation in any registration s… ent<br>filed with the SEC that was the subject of a … al<br>Regulation A exemption.<br><br>Details: No information indicating a SEC sto… r w | ✓ |
| USPO Order: United States Postal Service false r… nt<br>order or preliminary injunction with respect … nd<br>to constitute a scheme or device for obtaini… ey<br>representations.<br><br>Details: No information indicating a USPO order was f | ✓ |
| Other Information: Results for searches covering a Soc… cu<br>arrests, federal and county criminal records … of<br>records, and international watch lists. Thi… rm<br>particular securities offering.<br><br>Details: No derogatory other information was found. | ✓ |

Important information for Bad Actor Report by CrowdCheck is pro
issuers and intermediaries establish that they ha
whether any covered persons involved in the offer
disqualifications that prevent the issuer from co
disclosure. While the search conducted by CrowdC
that the search will identify all disqualifying e
possible with expensive in-person investigation,
the subject person had lived. Additionally, false
individuals that will require further efforts on
only checks persons that are identified to it as
establishing whether any given individual is a "c
do not constitute legal advice or investment advi
CrowdCheck, you agree to hold CrowdCheck harmless
liability that may result from the information pr

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

crowdcheck badactorreport

1. Name of covered person: Mothusi Phometsi
2. Date: June 4, 2024

This Bad Actor Report summarizes the results o
and agency records that cover each of the enum
disqualification from offering securities unde
require disclosure.

| | |
|---|---|
| 3. Summary: Our investigation revealed that Mothusi Pho Not disqualified | |
| Criminal Convictions: Felony or misdemeanor conviction in conne of a security, involving the making of any f il business of an underwriter, broker, dealer, pa solicitor of purchasers of securities.<br><br>Details: No information indicating a criminal convict | |
| Civil Orders, Judgments, and Decrees: Order, judgment or decree y jurisdiction that restrains or enjoins a the ed any conduct or practice in connection with t ch of any false filing with the SEC, or arising of broker, dealer, municipal securities dealer, investm securities.<br><br>Details: No information indicating a civil order, jud | |
| Regulatory Authority Orders: Final order of a state securi com state insurance commission, federal banking to Commission, or the National Credit Union Adm at association with any entity regulated by suc his the business of securities, insurance or banking; en activities; or that constitutes a final order based prohibits fraudulent, manipulative or deceptive cond<br><br>Details: No information indicating a regulatory order | |
| SEC Regulated Person Orders: Order of the SEC entered purs to Securities Exchange Act, or Section 203(e) o of suspends or revokes the covered person's reg io dealer or investment adviser; places limitat n covered person; or bars the covered person from bein the offering of any penny stock.<br><br>Details: No information indicating a regulated person | |

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

| | |
|---|---|
| SEC Cease-and-Desist Orders<br><br>Details: | |
| Self-Regulatory Organization Orders<br><br>Details: | |
| SEC Stop Orders<br><br>Details: | |
| USPO Orders<br><br>Details: | |
| Other Information:<br><br>Details: | |

Important information

crowdcheck badactorreport

1. Name of covered person: Munamato Phometsi
2. Date: June 4, 2024

This Bad Actor Report summarizes the results o
and agency records that cover each of the enum
disqualification from offering securities unde
require disclosure.

| | |
|---|---|
| 3. Our investigation revealed that Mun Ph | |
| : Felony or misdemeanor conviction nne of a security, involving the making of any f il business of an underwriter, broker, dealer, pa solicitor of purchasers of securities. <br><br> : No information indicating a criminal convict | |
| : Order, judgment or decree y jurisdiction that restrains or enjoins a the ed any conduct or practice in connection with t ch of any false filing with the SEC, or arising f broker, dealer, municipal securities dealer, investm securities. <br><br> : No information indicating a civil order, jud | |
| : Final order of a state securi com state insurance commission, federal banking to Commission, or the National Credit Union Adm at association with any entity regulated by suc is the business of securities, insurance or banking; en activities; or that constitutes a final order based prohibits fraudulent, manipulative or deceptive cond <br><br> : No information indicating a regulatory order | |
| : Order of the SEC entered purs to Securities Exchange Act, or Section 203(e) o of suspends or revokes the covered person's reg io dealer or investment adviser; places limitat n covered person; or bars the covered person from bein the offering of any penny stock. <br><br> : No information indicating a regulated person | |

1423 Leslie Avenue, Alexandria VA 22301 | Phone: (703) 548-7263 | Fax: (703) 548-7263 | www.crowdcheck.com

# EXHIBIT H-1: TESTING THE WATERS MATERIALS

# Swank Atlanta


GAUGING INTEREST
02:32

This is a test-the-waters communication. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the intermediary's platform. An indication of interest involves no obligation or commitment of any kind.

**$86.51 K - $381 K** in interest
OPEN TO EVERYONE
Reg CF
NSSC Funding Portal, LLC

**26** potential investors

I'm Interested!

OFFERING HIGHLIGHTS

- 14 new construction luxury townhomes
- Excellent walk and bike scores
- Construction loan commmitted
- Experienced team

DOCUMENTS

- Project Plan

Distinctive, modern residences. In Atlanta's Beltline District.

## HIGHLIGHTS

- **Loan secured.** Construction loan term sheet secure in preparation for construction start
- **Shovel ready.** Entitled and ready to build
- **Quick Build.** Anticipated 12 to 18 months construction period
- **Pre-sales,** Pre-sales planned to begin immediately after construction commencement
- **Walkable + bikeable.** 5-minute walk to the Atlanta Belt-line, shopping, dining and at least 3 parks
- **Easy access.** 15-minutes to Atlanta International Airport, considered the world's busiest airport
- **Maximizing light.** Fully open roof terraces
- **Non-standard amenities.** Swim spa option, wet bar, home theater + panoramic views

## THE PROJECT PLAN


THE SWANK ATLANTA LLC
LUXURY TOWNHOME DEVELOPMENT
A PASSIVE INVESTMENT OPPORTUNITY
THE SWANK ATLANTA

## THE CHANGE

### SMALL CHANGE INDEX™

| PEOPLE | | PROJECT | | PLACE | |
|---|---|---|---|---|---|
| Minority-owned | ✓ | Affordable housing | | In an urban metro area | ✓ |
| Woman-owned | ✓ | Infill | ✓ | Close to a business district | ✓ |
| Diverse workforce | ✓ | Activates the street | ✓ | Serves an under-served population | |
| Diverse construction team | ✓ | Reduced parking | ✓ | Walkable + Bikeable | ✓ |
| Community benefits agreement | | Minimal site impact | | Access to public transit | ✓ |
| Community equity participation | ✓ | Energy Star compliant | ✓ | Close to park or public space | ✓ |
| Community ownership model | | Alternative energy sources | | Fresh food easily accessible | ✓ |

## THE TEAM


ABOUT THE TEAM
THE SWANK ATLANTA
Mothusi Phometsi, AIA, MBA
Mothusi is a real estate investor, and CEO of The Swank Atlanta. As CEO, he oversees the overall project development process, investment management, compliance, and public relations.
With over two decades of experience as an entrepreneur, architect and construction management professional, Mothusi has obtained valuable industry knowledge, experience, and skills which have equipped him with ability to create value for developers and passive investors alike. Through Strategic Projects Inc., a design-build firm he founded about 20 years ago, Mothusi has planned and successfully managed construction project delivery for clients up and down the east coast .
Mothusi holds architectural registration in New York, Massachusetts, Florida and Georgia and he is a licensed general contracting professional in Massachusetts and Georgia. He holds a Master of Science in Building Construction & Facility Management from Georgia Institute of Technology, a Master of Business Administration from Kennesaw State University and a Bachelor of Architecture from Wentworth Institute of Technology. Mothusi also holds Advanced Certificates in Real Estate Finance and Real Estate Development Process from the Commercial Real Estate Development Association.

## PROJECT SITE


STOVAL ST. SE
MEMORIAL DR. SE
MEMORIAL DR. SE
STOVAL ST. SE
8
Copyright © 2024 | Strategic Projects Capital LLC | The Swank Atlanta LLC |, All Rights Reserved

## CONCEPTUAL RENDERINGS



LOGIN TO ASK A QUESTION.

## MORE WAYS TO CHANGE


GAUGING INTEREST

### Bellevue Montgomery
Memphis TN

**A pocket neighborhood adjacent to Memphis Medical District.**

**$92.52 K - $198.5 K** in interest

- Missing Middle Housing
- 23 cottages, duplexes + 4-plexes
- Rents at 80% AMI
- Phase I of 66-67 unit project

NSSC Funding Portal (Reg CF)


CIRCULAR

### Circular Economy CRE
Catskills, Hudson Valley + Manhattan, NY

**Three sustainable projects entwined in a circular economy.**

**$25,000** raised

- **$2,500** minimum investment
- ALL INVESTORS WELCOME
- Three projects entwined
- Focused on sustainability

NSSC Funding Portal (Reg CF)



### 22 Drydock
Boston, MA

**A ground-up, energy-forward life sciences building in Boston's Seaport.**

**$3,241,425** raised

- **$50,000** minimum investment
- ACCREDITED INVESTORS ONLY
- 17.76% IRR anticipated
- Institutional sponser, Related Beal

NSSC Crowd (506(c))

VIEW ALL PROJECTS

## Follow the change.

First Name | Last Name | Email Address

SIGN UP

**IMPORTANT MESSAGE: IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON SMALL CHANGE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.**

This website, smallchange.co, which we refer to as the "Site," is used by two different companies: NSSC Crowd, LLC, which we refer to as "NSSC Crowd," and NSSC Funding Portal, LLC, which we refer to as "NSSC Funding Portal." NSSC Crowd offers investments in real estate projects under Rule 506(c) of the Securities and Exchange Commission (SEC). These investments are offered to accredited investors only. NSSC Funding Portal, which is a licensed Funding Portal, offers investments in real estate projects under Regulation Crowdfunding, which is also known as Title III Crowdfunding. These investments are offered to everyone.

By using this Site, you are subject to our Terms of Use and our Privacy Policy. Please read these carefully before using the Site.

A crowdfunding investment involves risk. You should not invest any funds in the offerings listed on this Site unless you can afford to lose your entire investment.

Although our Site offers investors the opportunity to invest in real estate projects and companies, we do not make recommendations regarding the appropriateness of a particular opportunity for any particular investor. We are not investment advisers. Investors must make their own investment decisions, either alone or with their personal advisors. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the opportunities listed at the Site in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

We provide financial projections for some of the investment opportunities listed on the Site. All such financial projections are only estimates based on current conditions and current assumptions. The actual result of any investment is likely to be different than the original projection, often by a large amount.

Neither we nor anyone else guarantees the results reflected in financial projections. Neither the Securities and Exchange Commission nor any state agency has reviewed the investment opportunities listed on the Site.

Thank you for using the Site. If you have questions, please contact us at hello@smallchange.co.

# EXHIBIT H-2: TESTING THE WATERS MATERIALS

# Video Permalink

https://vimeo.com/989841108?share=copy#t=0

# Project Plan


THE SWANK ATLANTA LLC
LUXURY TOWNHOME DEVELOPMENT
A PASSIVE INVESTMENT OPPORTUNITY
THE SWANK ATLANTA

# DISCLAIMER

## REAL ESTATE INVESTMENT RISK DISCLOSURE

Investing involves the risk of loss. You should only consider investing if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry, since real estate can be risky and unpredictable, and markets can change without warning. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008.

Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises.

Descriptions of the attributes, features or economics of the project in this business plan are for illustrative purposes only and are subject to the terms of the offering. Past performance is not a guarantee of future results of any development project or investment.



# ORGANIZATION OVERVIEW

THE SWANK ATLANTA

**The Swank Atlanta LLC** is a Delaware-registered, manager-managed entity created specifically to develop luxury townhomes on the Atlanta Beltline in the Reynoldstown neighborhood of Atlanta.

Managed by **Strategic Projects Capital LLC**, a Georgia-based real estate investment firm, the project is supported by a team of experts in architecture, engineering, construction, real estate, marketing and related fields. This team is focused on creating value for investors and enhancing community life.



# PROJECT BRIEF

THE SWANK ATLANTA

**Up to 14 Luxury Townhomes on the Atlanta Beltline.** This project in Reynoldstown is designed to blend urban living with a "staycation" lifestyle. Each townhome features:

- Open roof terraces with 360-degree skyline views
- Floor-to-ceiling windows
- Spa amenities

The development supports diversity with minority vendor participation and offers investment opportunities to investors in all social and economic brackets who qualify




INVESTMENT HIGHLIGHTS
THE SWANK
ATLANTA

# LOCATION OVERVIEW

THE SWANK ATLANTA

**Project Location**

At the intersection of Memorial Dr. SE & Stovall St. SE in Reynoldstown, the site is adjacent to The Heritage On Memorial and completes a block adjacent to Madison Yards which on the Atlanta Beltline. It's just 15 minutes from the world's busiest airport and within 2 miles of downtown Atlanta, offering unparalleled convenience and connectivity.



Fox Theatre
Ponce City Market
3D Theater | Forest
North Avenue NE
Freedom Park
OLD FOURTH WARD
CANDLER PARK
LAKE CLAIRE
World of Coca-Cola
PEACHTREE CENTER
INMAN PARK
Martin Luther King, Jr. National Historical Park
Target
DOWNTOWN ATLANTA
EDGEWOOD
Krog Street Tunnel
Coan Park
KIRKWOOD
CABBAGETOWN
El Tesoro
Floor & Decor
East Lake Family YMCA
GLENWOOD PARK
EAST ATLANTA VILLAGE
PARKVIEW
Publix Super Market at East Lake
GRANT PARK
EAST ATLANTA
Zoo Atlanta

# INVESTMENT STRENGTHS

THE SWANK ATLANTA



**Secured Construction Loan Term Sheet:** $6.7 construction loan term offered contingent on raising $1,200,000 needed to break ground.

**Market Validation:** Market analysis conducted by a well known brand in the real estate luxury market, Sotheby's International Realty/ Atlanta's Fine Homes.

**Administrative Readiness:** As of Right Development, Entitlements Secured, Final building permit and construction ready.

**Developer Commitment:** Significant personal investment by Management personnel in their individual capacity, returns structured to prioritize investors.

# LUXURY & CONVENIENCE

THE SWANK ATLANTA



**Top luxury:** Among luxury amenities, each deluxe townhome is offered with an individual roof terrace with a swim spa and panoramic views of City skyline

**Prime Location:** 15 minutes from Hartsfield-Jackson Atlanta International Airport; 2 miles from Downtown Atlanta, including Google HQ and Coca-Cola.

**Proximity to Amenities:** Adjacent to Madison Yards, with 130,000 sq. ft. of dining, shopping, and entertainment; walking distance to 3 parks and the Atlanta Beltline.

# ATLANTA MARKET STRENGTHS

THE SWANK ATLANTA



**Economic Powerhouse:** Atlanta is home to 20 Fortune 500 companies[1] and 35 Fortune 1000 companies[2].

Google DELTA THE HOME DEPOT

Southern Company Gas WestRock

---

**Entertainment Hub:** Georgia's film industry, known as the "New Hollywood," generated $4B in direct spending in 2021.

---

**Environmental Appeal:** Known as the "City in a Forest," with nearly 48% tree coverage.

1: Fortune.com/ranking/fortune500/search/?hqcity=Atlanta (8.30.2024)
2. selectgeorgia.com (08.30.2024)

# ESG INVESTMENT OPPORTUNITY

THE SWANK ATLANTA

**Diversity & Inclusion:** Strong MWBE representation across all project teams.

**Social Impact:** Accessible investment opportunities for both accredited and non-accredited investors, including local community members.

**Governance & Transparency:** Use of third-party accounting firms and auditors for financial reports; open book policy for passive investors.

01

02

03




PROJECT DETAILS & PLAN
THE SWANK
ATLANTA

# PROJECT FEATURES

THE SWANK ATLANTA

**TOWNHOME SPECS**

4-story, 3430 sq. ft. units with 4 beds, 4.5 baths, elevators, and rooftop terraces.

**LUXURIOUS AMENITIES**

Panoramic skyline views, swim spas, sun tanning, wet bar and home theater.

**FLEXIBLE USE**

Ideal for primary residences, Airbnb, executive use, or work-live spaces.


SWIM
BIKE
RUN
BUILD
ACHIEVE
SWEAT
BURN







# TARGET MARKET

THE SWANK ATLANTA

**High Net Worth (HNW) Individuals:**

33.7 million globally[1]
control $63 trillion[1]
19% expected to invest in a home purchase in 2024[2]
27% based in North America.[1]

**Very High Net Worth (VHNW) Individuals:**

3.97 million globally[1]
Control $39.5 trillion[1]
19% expected to invest in a home purchase in 2024[2]
41.5% based in North America[1]

**Ultra High Net Worth (UHNW) Individuals:**

426,330 globally, controlling over $49.1 trillion[1]
7.1% annual population growth
22% expected to invest in a home purchase in 2024[2]
38% population based in North America[1]



1: Wealth-X, an Altrata Company, 2024

2: Knight Frank et al. The Wealth Report (18th edition), 2024

# DEVELOPMENT PLAN

THE SWANK ATLANTA

01

8 townhomes on 997 & 999 Memorial Dr. SE, with approved plans and permits in hand.

**PHASE 1**

02

6 additional townhomes on 309 Stovall St. SE and adjacent property contingent on lot acquisition.

**PHASE 2**

**Contingency Plan:**
If unable to acquire additional property, company will construct 6-10 condos on 309 Stovall St. SE, ensuring project continuity.



# INVESTMENT HORIZON

THE SWANK ATLANTA



## PHASE 1

01

12-month construction timeline, ready to break ground as soon as minimum funds are raised.

## PHASE 2

02

Commences 4 to 6 months after Phase 1, with an additional 12-month timeline.

**Overall Schedule**

Construction: 16-24 months.

Sales: 12 Months

Returns: 24 to 36 Months from construction commencement

# MARKETING & SALES STRATEGY

THE SWANK ATLANTA



**Pre-Sales Launch:** Pre-sales will begin on day one of Phase 1 construction to shorten the sales period and reduce interest on construction loans.

**Dynamic Pricing:** Based on demand, the strategy may mix pre-sales and post-construction bidding to maximize returns.

**Sales Leadership:** Clarah Homes LLC, an affiliate with deep ties to the project, will facilitate and lead the marketing and sales process.



The Swank
Comparable Market Data
Atlanta Fine Homes
Sotheby's
INTERNATIONAL REALTY
DEVELOPER SERVICES

# MARKET ANALYSIS

THE SWANK ATLANTA

# MARKET ANALYSIS[1]

*1. Conducted by Sotheby's International Realty/ Atlanta's Fine Homes – Developer Services (Typical)*


Market Overview

MARKET ANALYSIS

THE SWANK ATLANTA

# Market Trends Nov.2021 - Jan. 2023

Trendgraphix. Townhomes in zip code 30307



Months of Inventory based on Closed Sales
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
Months of Inventory
Copyright © Trendgraphix, Inc.

| | Current vs. Prev MTD | | | Current vs. Same MTD 1 Yr Ago | | | Current vs. Prev YTD | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2/1/23 - 2/20/23 | 1/1/23 - 1/20/23 | % Change | 2/1/23 - 2/20/23 | 2/1/22 - 2/20/22 | % Change | 1/1/23 - 2/20/23 | 1/1/22 - 2/20/22 | % Change |
| Avg. Sq. Ft. Price (Sold) | 362 | 355 | 2% ▲ | 362 | 284 | 27.5% ▲ | 353 | 313 | 12.8% ▲ |

# Active New Construction Townhomes within 1 mile





| | ELOISE AT GRANT PARK | STEIN STEEL |
|---|---|---|
| Average Price | $673,000 | $733,000 |
| Average PPSF | $389 | $436 |
| Average Unit Sq Ft | 1,728 | 1,720 |
| #Bed/#Baths | 2-3/2.5-3.5 | 2-4/2-3.5 |
| Year Built | 2022 | 2022 |

# MARKET ANALYSIS

THE SWANK ATLANTA







## SOLD OUT COMPARABLE PROPERTIES

# Emerson on Krog

Edgewood Avenue

22 townhomes
4-5 Bedrooms, 4.5 baths
3,317 square feet

**Pricing**
SOLD OUT
$440 PSF average (closed)
$1,457,000 average price (closed)

PPSF Range: $398 - $471 (closed)


LACQUER





# Residences at Studioplex

Auburn Avenue

19 townhomes
3-4 Bedrooms, 4.5 baths
2,822-3,131 square feet

**Pricing**
SOLD OUT
$472 PSF average (closed)
$1,423,000 average price (closed)

PPSF Range: $447 - $510 (closed)







# Square at Glen Iris

Glen Iris Drive, NE

28 townhomes
4 Bedrooms, 4.5 baths
3,231 square feet

**Pricing**
SOLD OUT
$400 PSF average (closed)
$1,294,000 average price (closed)

PPSF Range: $399 - $402 (closed)







# Heritage on Memorial

Heritage Lane, SE

20 townhomes
4 Bedrooms, 4.5 baths
3,341-3,400 square feet

**Pricing**
SOLD OUT
$283 PSF average (closed)
$959,000 average price (closed)

PPSF Range: $256 - $329 (closed)

# MARKET ANALYSIS – UNIT PRICE

THE SWANK ATLANTA

## RECOMMENDED PRICING | THE SWANK

$1,575,000 - $1,625,000



ANNE SCHWALL
VICE PRESIDENT OF DEVELOPER SERVICES



WES VAWTER
REAL ESTATE PROFESSIONAL

The Swank
Comparable Market Data

Atlanta Fine Homes | Sotheby's
DEVELOPER SERVICES


FINANCIALS & NEXT STEPS
THE SWANK
ATLANTA

# FINANCIAL OVERVIEW

THE SWANK ATLANTA



## PHASE 1- EXPECTED COSTS


$8.6M

**$1.6M** equity needed

## OVERALL- EXPECTED COSTS


$15.4M

**$3.3M** equity needed

# FINANCIAL OVERVIEW

THE SWANK ATLANTA

| Cash Inflows | Sunk | Year 1 | Year 2 | Year 3 |
|---|---|---|---|---|
| New Investor Capital | | $3,325,859 | | |
| Invested Seed Capital | $687,532 | | | |
| Construction Debt | | $5,907,759 | $5,285,889 | |
| Short Term Notes | $200,000 | | | |
| Sales Proceeds | | | $10,692,500 | $10,692,500 |
| Total Inflows | 887,532 | $9,233,618 | $15,978,389 | $10,962,500 |
| **Cash Outflows** | | | | |
| Land/Carry Costs | 887,532 | $1,720,100 | | |
| Hard Costs | | $5,907,759 | $4,521,825 | |
| Soft Costs | | $892,484 | $845,164 | $141,773 |
| Management Fee | | $150,000 | $0 | $745,759 |
| Construction Debt Service | | $343,275 | $10,611,400 | $1,683,043 |
| Short term Notes Service | | $220,000 | | |
| Total Outflows | 887,532 | $9,233,618 | $15,978,389 | $2,570,575 |
| **Net Cash Flow** | | | | |
| To Investors | | | | $7,762,723 |
| To Sponsor | | | | $629,202 |
| To $5000 Investor | | | | $9,336 |
| As a Percentage of Investment | | | | 187% |

NOTE: The foregoing is a mathematical calculation based on our current assumptions about future events. Some of these assumptions will prove to have been inaccurate, possibly for the reasons described on Exhibit B, Risks of Investing. Hence, the results of investing will likely differ from those illustrated above, for better or for worse, possibly by a large amount.



# PROJECT RISK MANAGEMENT

THE SWANK ATLANTA

**Cost Control**
Maximum Guaranteed Price contract with limited contingency

**Completion Assurance**
Construction surety bonds required

**Interest Rate Mitigation**
Leveraging a pre-sale strategy to minimize interest rate impact

**Capital Raise Strategy**
Phased construction to ensure project progress even with partial capital raise.



NOTE: The foregoing are based on our current plans and assumptions about future events. Some of these assumptions may change based on emergent factors. Ultimately, we may not use any or all the outlined tactics. Prior to making an investment decision investor should review Exhibit B, Risks of Investing. Hence, we cannot provide 100% assurance on any final risk management decisions that we will implement or not implement in the future.

# KEY MANAGEMENT TEAM

THE SWANK ATLANTA

**Combining deep industry knowledge with hands-on leadership to drive project success.**



**Mothusi Phometsi, AIA, MBA**
CEO with 20+ years leadership in architecture and construction management. Architect and Georgia General Contractor Qualifying Agent.



**Munamato (Muna) Phometsi, MBA**
President with extensive experience in business management and real estate. Licensed Georgia Realtor.



# CONTACT INFORMATION

THE SWANK ATLANTA



## FOR PROJECT CORRESPONDENCE

**The Swank Atlanta LLC**

**ADDRESS**
1000 Peachtree Industrial Blvd
#6479
Suwanee GA 30024

**EMAIL**
Info@TheSwankAtlanta.com

**PHONE**
404.228.3456



REAL ESTATE
VALUE CREATION

**Sponsored by**
**Strategic Projects**
**Capital LLC**

**For more information, please contact:**

1000 Peachtree Industrial Blvd
#6479
Suwanee GA 30024

404.228.3456

Info@StrategicProjectsCapital.com

# About the team

## ABOUT THE TEAM

THE SWANK ATLANTA



Mothusi Phometsi, AIA, MBA

Mothusi is a real estate investor, and CEO of The Swank Atlanta. As CEO, he oversees the overall project development process, investment management, compliance, and public relations.

With over two decades of experience as an entrepreneur, architect and construction management professional, Mothusi has obtained valuable industry knowledge, experience, and skills which have equipped him with ability to create value for developers and passive investors alike. Through Strategic Projects Inc., a design-build firm he founded about 20 years ago, Mothusi has planned and successfully managed construction project delivery for clients up and down the east coast .

Mothusi holds architectural registration in New York, Massachusetts, Florida and Georgia and he is a licensed general contracting professional in Massachusetts and Georgia. He holds a Master of Science in Building Construction & Facility Management from Georgia Institute of Technology, a Master of Business Administration from Kennesaw State University and a Bachelor of Architecture from Wentworth Institute of Technology. Mothusi also holds Advanced Certificates in Real Estate Finance and Real Estate Development Process from the Commercial Real Estate Development Association.

# ABOUT THE TEAM

THE SWANK ATLANTA



Munamato (aka Muna) C. Phometsi, MBA

Muna is a real estate investor and President of The Swank Atlanta. She has played key roles in organizing the investment opportunity including developing the project's vision, entity's structure and capital formations. She helps oversee entity's operations, brand management and investor network.

Muna has over two decades of experience as a business manager in the Architecture and Construction Industry. She has served for two decades as Vice President of Strategic Projects Inc, and three years as President of Strategic Projects Capital. Prior to starting businesses with her partner, Muna held managerial positions at a few Fortune 500 companies. Ultimately, she is passionate about using her experience, knowledge and skills to create real estate investment opportunities for passive investors.

Muna is Georgia licensed Realtor and a member of the Association of Fund-Raising Professionals (AFP). She holds a Master of Business Administration degree from Mercer University and a Bachelor of Pharmacy from Massachusetts College of Pharmacy. She also holds Advanced Certificates in Real Estate Finance and Real Estate Development Process from the Commercial Real Estate Development Association.

# AFFILIATES & STRATEGIC PARTNERS

THE SWANK ATLANTA

- The Project Architect is Strategic Projects Inc., an affiliated entity owned and or controlled by at least one of the Control Persons
- The Management Firm is Strategic Projects Capital LLC., an affiliated entity owned and or controlled by at least one of the Control Persons
- The Marketing Sales Partner is Clarah Homes LLC, an affiliated entity owned and or controlled by at least one of the Control Persons
- Management has worked with Sotheby's International Realty in validating project comparison sales data and will continue working with Sotheby's as needed
- Management has commissioned an independent third party CPA in matters of tax preparation.
- Management has commissioned a third party CPA firm as a Book Keeper
- Management is currently in negotiations with several legal firms regarding the drafting of HOA and sales agreements
- Management is currently evaluating contractors through bidding and negotiations

# Conceptual Renderings
























SWIM
BIKE
RUN
BUILD
ACHIEVE
SWEAT
BURN











# Communications

**Note**: Since the Next-Door ad had a limit of 120 characters we had to abbreviate the required disclaimer.  The ad includes a link to the Testing the Waters landing page on Small Change which has a full disclaimer.

# Next Door


The Swank Atlanta LLC
Commercial Real Estate Develop
Coming Soon! Empowerment Project For Most Income Brackets. No money solicited or accepted at this stage.
Townhome Development
Learn more


Townhome Development
Coming Soon! Empowerment Project For Mo
Income Brackets. No money solicited or acce
this stage.
Sponsored by
The Swank Atlanta LLC

# Facebook Ad/Post

Strategic Projects Capital
September 8 ·

After a period of high inflation and interest rates, our team has decided its time to complete some of the value creation work we have on the pipeline.

This is a test-the-water communication. No money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and through the Smallchange.co . Any indication of interest involves no obligation or commitment of any kind.

We invite everyone who is interested real estate passive investments to gauge interest on an upcoming opportunity our team is offering. Please follow the provided link and repost to your network, family and friends:



SMALLCHANGE.CO

**Swank Atlanta | Small Change**

Small Change is an online real estate crowdfunding and investment portal that makes cities be...

# Facebook Ad/Post

**Strategic Projects Capital**
September 10 ·

Invest In Many Ventures is a command for the wise. What have you invested in lately?

This is a test-the-water communication. No money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and through the Smallchange.co . Any indication of interest involves no obligation or commitment of any kind.

The Swank Atlanta Luxury Townhomes is a passive real estate investment opportunity open to all Income brackets. Visit our listing page to gauge your interest while the opportunity lasts.



STRATEGICPROJECTSCAPITAL.COM

**Strategic Projects Capital, LLC**

Providing Access To Generational Wealth

Learn more

# Linkedin - posts



Mothusi Phometsi • You

.

View my services

1w • Edited •

About to go live implementing this exciting project. Lets write this chapter together. Gauge interest.

To be clear, this is a test-the-water communication. No money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and through the Smallchange.co . Any indication of interest involves no obligation or commitment of any kind.



Swank Atlanta | Small Change

smallchange.co

Vi Pham, PharmD, CACP, MBA and 7 others

# Linkedin - posts



Mothusi Phometsi • You

.

View my services

1mo • Edited •

Its been a while since I last shared any updates on this network. Today I am excited to announce that after a difficult time of high inflation and interest rates that stalled some of our work, we are now committed to picking up where we left as we write a new chapter of our journey which is to use our experience and skills to revitalize communities while creating value for passive investors. With this, I am announcing an upcoming investment opportunity for all passive real estate investors. I also ask you to be a partner in our journey by sharing this information with your friends and family. Simply follow the link to gauge your interest.

To be clear, this is a test-the-water communication. No money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and through the Smallchange.co . Any indication of interest involves no obligation or commitment of any kind.



Swank Atlanta | Small Change

smallchange.co

Muna Phometsi and 20 others

8 comments · 8 reposts

# Linkedin - posts



Mothusi Phometsi • You

.

View my services

1mo • Edited •

...

Be cautious of what you wish for.

This is a test-the-water communication. No money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and through the Smallchange.co . Any indication of interest involves no obligation or commitment of any kind.



Swank Atlanta | Small Change

smallchange.co

Like Comment Share Save

81 impressions

View analytics

# Linkedin - in mail

**Ellen Yi-Luen Do** · 1st
Director of Partnerships & Innovation, ATLAS Institute, University of Colorado Boulder

OCT 8

**Mothusi Phometsi** in • 4:06 PM

Hi Ellen,

It's been while since I met you at Georgia Tech as you contributed to Dr Zimring's class. Listen, I m raising capital for a project I have authored and am passionate about. Please check it out to see if you or someone you know might be interested in supporting. You can go to the link below to gauge interest and you can share the link. Best regards.

https://www.smallchange.co/projects/Swank-Atlanta



Swank Atlanta | Small Change
smallchange.co

FRIDAY

**Mothusi Phometsi** in • 2:06 PM

Ellen. The communication regarding this project is a test-the-water communication. No money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and through the Smallchange.co . Any indication of interest involves no obligation or commitment of any kind.


Real estate mogul.

Small Change
smallchange.co

**Zach Mendelson**
Tech Sales | Commercial Real Estate | Market Analytics | Digi

OCT 8

**Mothusi Phometsi** in • 4:12 PM

Zach, its been a while since we connected, I had taken a long break from linkedin. My latest passion is to autho projects and create value. Here is my first in a series of a roll out that my partner and I are passionate about and committed to. I would like your support in making this one a reality. Check it out for yourself and or share the link with those you think might be interest. Other than, let me know what you are up to.

https://www.smallchange.co/projects/Swank-Atlanta



Swank Atlanta | Small Change
smallchange.co

FRIDAY

FRIDAY

**Mothusi Phometsi** in • 2:02 PM

Zach. The communication regarding this project is a test-the-water communication. No money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and through the Smallchange.co . Any indication of interest involves no obligation or commitment of any kind. (Edited)


Real estate mogul.

Small Change
smallchange.co

# Linkedin - in mail

Colin S. Shepherd Esq. FIFM
Executive Director at Sinclair Capital Advisors

**Colin S. Shepherd Esq. FIFM** · 1st
Executive Director at Sinclair Capital Advisors

OCT 8

**Mothusi Phometsi** · 4:01 PM

Hi Colin S.,

It's been some time since we connected and i hope is well. Listen, i m raising capital for a project I have authored and am passionate about. Please check it out when you have a chance to see if you or someone you know might be interested in supporting. Its a side by side offering.

https://www.smallchange.co/projects/Swank-Atlanta



Swank Atlanta | Small Change
smallchange.co

FRIDAY

**Mothusi Phometsi** · 2:09 PM

Collin. The communication regarding this project is a test-the-water communication. No money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and through the Smallchange.co . Any indication of interest involves no obligation or commitment of any kind.



Real estate mogul.

Small Change
smallchange.co

Pete Brooks, MBA
Senior Consultant at Douglas Shaw and Associates

**Pete Brooks, MBA** · 1st
Senior Consultant at Douglas Shaw and Associates

OCT 8

**Mothusi Phometsi** · 3:58 PM

Hi Pete,

It's been some time since we connected. I hope all is well with you and your family. Listen, I m raising capital for a project I have authored and am passionate about. Please check it out to see if you or someone you know might be interested. Kind regards

https://www.smallchange.co/projects/Swank-Atlanta



Swank Atlanta | Small Change
smallchange.co

FRIDAY

**Mothusi Phometsi** · 2:09 PM

Pete. The communication regarding this project is a test-the-water communication. No money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and through the Smallchange.co . Any indication of interest involves no obligation or commitment of any kind.



Real estate mogul.

Small Change
smallchange.co

# Linkedin - in mail

KeShaundra J. Malone, MBA
Senior Vice President, Consumer Bank Preferred Banking Re

OCT 8

**Mothusi Phometsi** in • 3:55 PM

Hi KeShaundra, its been a while. Listen, I am raising capital on a project I have authored and passionate about. Please check it out to see if you or someone you know might be interested in supporting. Best

https://www.smallchange.co/projects/Swank-Atlanta



Swank Atlanta | Small Change
smallchange.co

FRIDAY

**Mothusi Phometsi** in • 2:10 PM

Keshaundra. The communication regarding this project is a test-the-water communication. No money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and through the Smallchange.co . Any indication of interest involves no obligation or commitment of any kind.


Real estate mogul.

Small Change
smallchange.co

OCT 8

**Mothusi Phometsi** in • 3:53 PM

Listen, I m raising capital on a project I have authored and am passionate about. Please check it out to see if you or someone you know might be interested. https://www.smallchange.co/projects/Swank-Atlanta



Swank Atlanta | Small Change
smallchange.co

FRIDAY

**Mothusi Phometsi** in • 2:10 PM

Kim. The communication regarding this project is a test-the-water communication. No money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and through the Smallchange.co . Any indication of interest involves no obligation or commitment of any kind.


Real estate mogul.

Small Change
smallchange.co

# Linkedin - in mail

Todd Hitchins
Sales Representative at Pratt Industries

**Todd Hitchins** · 1st
Sales Representative at Pratt Industries

OCT 8

**Mothusi Phometsi** · 3:50 PM

Hi Todd,

It's been some time since we connected. How have you been? Listen man, I am aggressively pushing a capital raise on a project I have authored and am passionate about. Please check it out to gauge interest and share with those that might be interested.
Best,

https://www.smallchange.co/projects/Swank-Atlanta



Swank Atlanta | Small Change
smallchange.co

FRIDAY

**Mothusi Phometsi** · 2:10 PM

Todd. The communication regarding this project is a test-the-water communication. No money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and through the Smallchange.co . Any indication of interest involves no obligation or commitment of any kind.


Real estate mogul.

Small Change
smallchange.co

Felicia Steward
Faculty Support Coordinator at Georgia Institute of Technol

OCT 8

**Mothusi Phometsi** · 3:36 PM

Hi Felicia,

It's been some time since we connected. How have you been? Just for recap I know you from KSU when i was an EMBA student there. Listen my partner and I are managing a development project I am passionate about. Please check it out and see if its something you might be interested. It helps us also if you have time to share with those you know might be interested. I appreciate you. Here is the link: https://www.smallchange.co/projects/Swank-Atlanta



Swank Atlanta | Small Change
smallchange.co

FRIDAY

**Mothusi Phometsi** · 2:11 PM

Felicia. The communication regarding this project is a test-the-water communication. No money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and through the Smallchange.co . Any indication of interest involves no obligation or commitment of any kind.


Real estate mogul.

Small Change
smallchange.co

# Linkedin - in mail

Ercelene D. Kinnebrew MBA, BSN,
It's time to transform healthcare using new IDEAS: Innovati

**Ercelene D. Kinnebrew MBA, BSN,** (She/Her) · 1st
It's time to transform healthcare using new IDEAS: Innovative Design, Education, Access, and Support!

OCT 8

**Mothusi Phometsi** · 3:33 PM

Hi Ercelene D.,

It's been some time since we connected. We both studied at Kennesaw State University. How have you been? Listen, my partner and I are raising capital for a development project we are managing for investors like you. Please check it out and see if its something you can support. You can also share the link. I am very passionate about this project. I appreciate you. https://www.smallchange.co/projects/Swank-Atlanta



Swank Atlanta | Small Change
smallchange.co

FRIDAY

**Mothusi Phometsi** · 2:11 PM

Ercelene. The communication regarding this project is a test-the-water communication. No money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and through the Smallchange.co . Any indication of interest involves no obligation or commitment of any kind.


Real estate mogul.

Small Change
smallchange.co

**Corey Harris** · 1st
HBIVENTURES- Emerging Technology Leader

OCT 8

**Mothusi Phometsi** · 3:22 PM

Hi Corey,

It's been some time since we connected. I hope all is well with you. Look man, i m raising capital, please review and share with anyone that might be interested. Best regards, Mothusi

https://www.smallchange.co/projects/Swank-Atlanta



Swank Atlanta | Small Change
smallchange.co

FRIDAY

**Mothusi Phometsi** · 2:13 PM

Corey, just a quick follow up. The communication regarding this project is a test-the-water communication. No money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and through the Smallchange.co . Any indication of interest involves no obligation or commitment of any kind.


Real estate mogul.

Small Change
smallchange.co

# Linkedin - in mail

**Belinda Hernandez, MBA**
Media Executive | Sales | Affiliate Relations | Digital Strategy

OCT 8

**Mothusi Phometsi** • 3:20 PM

Hi Belinda, I hope you are well. I need your help, i m raising capital, so please review and share my link in your circles that might be interested. https://www.smallchange.co/projects/Swank-Atlanta



**Swank Atlanta | Small Change**
smallchange.co

FRIDAY

**Mothusi Phometsi** • 2:13 PM

Belinda, just a quick follow up. The communication regarding this project is a test-the-water communication. No money or other consideration is being solicited, and if sent in response will not be accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until the offering statement is filed and through the Smallchange.co . Any indication of interest involves no obligation or commitment of any kind.


Real estate
mogul.

**Small Change**
smallchange.co

**Amee Dhoria, NCIDQ,**
Principal I Workplace Strategist I Mentor I People & Conver

OCT 8

**Mothusi Phometsi** • 3:26 PM

Amee,
I hope you are well. Look I m raising capital for my first development project. This is something i m passionate about. Please review, support and or share with someone that might interested. https://www.smallchange.co/projects/Swank-Atlanta



**Swank Atlanta | Small Change**
smallchange.co

# theswankatlanta.com

PROJECT | PITCH | LEADERSHIP | UPDATES | CONTACT | CLICK TO GAUGE INTEREST

## The Swank Atlanta

A Real Estate Investment Opportunity for All Investors



The Swank Residences, Atlanta, GA

Welcome !

This is a securitized investment opportunity for all investors.
We have partnered with NSSC Funding Portal to conduct Offering using their Small Change Platform

VIEW PLATFORM LISTING AND GAUGE YOUR INTEREST

Copyright © 2024 The Swank Atlanta LLC - All Rights Reserved.

CLICK TO GAUGE INTEREST

## Project objective

The Swank Atlanta is providing a limited time investment opportunity to all investors via a securitized offering. The opportunity involved equity funding of up to 14 luxury townhomes in Reynoldstown neighborhood of Atlanta for a simple fee disposition. The Project will contribute to the revitalization of Reynoldstown and promote diversity in the rapidly growing neighborhood.

## About Reynoldstown

Reynoldstown is a rapidly developing intown Atlanta neighborhood that is connected to the Atlanta Beltline via the EAST Trail Extension. The Atlanta Beltline is a unique and ambitious public project that connects 45 neighborhoods around the core of the City of Atlanta through trails, transit, greenspace, economic development, and housing. Visit www.beltline.org to learn more.

## Project Summary

Our development property is located in a block adjacent to the Madison Yards and its over 130,000 square feet of shopping, dining, entertainment. The property has access to 3 parks within a 3-mile radius. It is also 1 mile from the popular Krog Market, 2 miles from downtown Atlanta, and 11 miles/14 minutes from Hartsfield Atlanta International Airport. The premium of our project amenities and its convenient location makes the opportunity worthwhile exploring.

Each luxury townhome will be a 4-story/ 3430sf unit and will have an elevator, 2-car garage, 4 beds, 4.5 baths, living, dining, kitchen, media, inhouse gym, sauna and office options as well as sky terraces that offer relaxation, sun tanning, swim spas and exciting panoramic city views.

## Securitized Offering

The investment opportunity is a securitized offering. Visit the listing portal for full details by clicking on the tab below

VIEW DETAILS AND GAUGE YOUR INTEREST

Copyright © 2024 The Swank Atlanta LLC - All Rights Reserved.